Exhibit 99.1

Iris Energy Limited
Consolidated Annual Financial Report - 30 June 2022

Iris Energy Limited Table of contents 30 June 2022

Directors' report	3
Consolidated statements of profit or loss and other comprehensive income	8
Consolidated statements of financial position	9
Consolidated statements of changes in equity	10
Consolidated statements of cash flows	11
Notes to the consolidated financial statements	12
Directors' declaration	50
Auditor's independence declaration	51
Independent auditors report	52

Iris Energy Limited Directors' report 30 June 2022

The Directors present their report, together with the financial statements, on the consolidated entity (referred to hereafter as the 'Group') consisting of Iris Energy Limited (referred to hereafter as the 'Company' or 'Parent Entity') and the entities it controlled at the end of, or during, the year ended 30 June 2022.

Directors
The following persons were Directors of Iris Energy Limited during the financial year and at the date of this report:
Mr. Daniel Roberts (Executive Director and Co-CEO) (Appointed 6 November 2018)
Prior to Iris Energy, Mr. Roberts worked at Palisade Investment Partners, an infrastructure funds management business based in Sydney. Mr. Roberts worked at Macquarie Group and PricewaterhouseCoopers in London and Sydney, respectively. Mr. Roberts has over 15 years’ experience in the finance, infrastructure and renewables industries. Mr. Roberts has previously served as a board member of various entities involved in airports, ports, gas pipelines, bulk liquid storage businesses, waste treatment facilities and wind and solar farms, including Granville Harbour Wind Farm, Ross River Solar Farm, Northern Territory Airports, Sunshine Coast Airport, ANZ Terminals Pty Ltd and Tasmanian Gas Pipeline. Mr. Roberts holds a Bachelor of Business from University of Technology Sydney and a Master of Finance (Dean’s List) from INSEAD Business School. Mr. Roberts is the brother of William Roberts, who also serves as a Co-Chief Executive Officer of Iris Energy.

Mr. William Roberts (Executive Director and Co-CEO) (Appointed 6 November 2018)
Prior to Iris Energy, Mr. Roberts worked across accounting & banking, resources, commodities and real assets at Macquarie Group, Westpac and Brookfield Multiplex. Mr. Roberts has over 11 years’ experience in  finance, real assets and commodities markets, including debt financing and principal investment across resources mining projects, as well as managing foreign exchange and commodity price risks. At Macquarie Group, he co-founded the newly established Digital Assets team. Mr. Roberts holds a Bachelor of Business (Distinction) from the University of Technology Sydney. Mr. Roberts is the brother of Daniel Roberts, who also serves as a Co-Chief Executive Officer of Iris Energy.
Mr. David Bartholomew (Chair) (Appointed 24 September 2021)
Mr. Bartholomew currently serves as a non-executive director on the boards of Atlas Arteria, a global owner and operator of toll roads, Endeavour Energy (a NSW electricity distributor) and Keolis Downer (provides public transport operation and maintenance services in Australia). Mr. Bartholomew is also External Independent Chair of the Executive Price Review Steering Committee of AusNet Services. Mr. Bartholomew’s executive background includes the role of Chief Executive Officer of DUET Group, where he oversaw the ASX listed company’s transition to a fully internalized management and governance structure and in which he was appointed to the boards of DUET’s portfolio companies including United Energy Distribution (Victorian electricity distribution), Multinet Gas (Victorian gas distribution), the Dampier to Bunbury Natural Gas Pipeline, Energy Developments Limited (remote and waste-to-energy electricity generation) and Duquesne Light (Pittsburgh, USA electricity distribution). He has also held executive roles at Hastings Funds Management, Lend Lease, The Boston Consulting Group and BHP Minerals. Mr. Bartholomew has also served on the boards of Vector Limited, Power and Water Corporation (NT), Dussur (Saudi Arabia), The Helmsman Project, Interlink Roads (Sydney’s M5 Motorway), Statewide Roads (Sydney’s M4 Motorway), Epic Energy (gas transmission), Sydney Light Rail, Port of Geelong, various forestry companies and Nextgen Networks (communications cable network), representing investors managed by Hastings Funds Management. Mr. Bartholomew holds a Bachelor of Economics (Honours) degree from Adelaide University and an MBA from The Australian Graduate School of Management.

Mr. Chris Guzowski (Director) (Appointed 19 December 2019)
Mr. Guzowski has over 15 years’ international experience in renewable energy project development across Europe & Australia. Mr. Guzowski founded Baltic Wind, developing large scale wind farm projects in Europe from greenfield to operations. He also founded Mithra Energy, developing 10+ solar PV projects in Poland since 2012. Mr. Guzowski was the Project Development Director and commercial development partner of Photon Energy, with a major solar PV pipeline under development in Australia. Mr. Guzowski was the Founding Director of ADCCA - Australian Digital Currency Commerce Association and was a founder of ABA Technology in 2014 (Australian blockchain technology). Mr. Guzowski holds a Bachelor of Business from University of Technology Sydney and an MBA in Energy Management from Vienna University of Economics and Business.

Iris Energy Limited Directors' report 30 June 2022

Mr. Michael Alfred (Director) (Appointed 21 October 2021)
Mr. Alfred is a private investor, advisor, and board member. Previously, he served as the Chief Executive Officer of Digital Assets Data, Inc., a financial technology and data company building enterprise-grade software and data feeds for the digital asset ecosystem, from when he co-founded the company in January 2018 through its sale to New York Digital Investment Group LLC in November 2020. Mr. Alfred has served as an Advisor to the Chief Executive Officer of Amenify, a real estate technology company, since July 2020, and on the Advisory Board of Outerbridge Capital Management, LLC since December 2019. From October 2016 to January 2018, Mr. Alfred was a Managing Director and member of the five-person executive committee for Strategic Insight, Inc., a provider of data and software to the global asset management industry, which was acquired by Institutional Shareholder Services (ISS) in 2019. Prior to that, Mr. Alfred served as the Chief Executive Officer of BrightScope, Inc., a financial information company providing 401k analyses and tools for retirement plan participants, sponsors and advisors, from February 2008 until it was acquired by Strategic Insight, Inc. in October 2016. Prior to co- founding BrightScope, Inc., Mr. Alfred served as Co-Founder and Portfolio Manager of Alfred Capital Management, LLC, a registered investment advisor serving high net worth individuals. Mr. Alfred also serves as a principal investor in a variety of industries including technology and consumer products. Mr. Alfred has served on the Board of Directors of Crestone Group, LLC, a national artisan bakery, since March 2015; HOHM, Inc., a custom-engineered sleeping pod creator, since December 2017; and Eaglebrook Advisors, a tech-driven digital asset management platform for financial advisors and their clients, since September 2019. Mr. Alfred received a Bachelor of Arts degree in History from Stanford University.
Mr. Paul Gordon also served as a Director of the Company from 19 December 2019 to 24 October 2021.

Company Secretary
Ms Joanna Brand BA, JD, MBA, GAICD, was appointed to the position of Company Secretary in September 2021. Ms Brand has 25 years’ experience as a lawyer and company secretary, including as General Counsel and Company Secretary for ME Bank, Billabong International and Epic Energy, and as Chief Legal Counsel for Jetstar Airways. Ms Brand holds a Bachelor of Arts from Duke University, a Juris Doctorate from Harvard Law School, an MBA (Executive) from the Australian Graduate School of Management and is a Graduate of the Australian Institute of Company Directors.
Principal activities
The Group is an owner and operator of institutional-grade, highly efficient proprietary Bitcoin mining data centers powered by renewable energy. During the year ended 30 June 2022, the Group developed and operated from two principal sites at Canal Flats and Mackenzie in British Columbia, Canada. The Group has commenced development of two other data center sites located at Prince George, British Columbia, Canada and Childress, Texas, USA.

Dividends
There were no dividends paid, recommended or declared during the current or previous financial year.
Review of operations
The loss for the Group after providing for income tax amounted to $419,770,000 (30 June 2021: $60,390,000).

Key business operations are noted below:
•	Bitcoin mining revenue of $59,037,000 (30 June 2021: $7,898,000)

•	the number of Bitcoin earned from mining was 1,398 (30 June 2021: 241)

Significant changes in the state of affairs
On 4 November 2021, the Company effected a 1-for-5 reverse share split of its ordinary shares. Unless otherwise indicated, the per ordinary share information has been retroactively adjusted to reflect the 1-for-5 reverse share split.

The Company listed its 55,036,108 ordinary shares on Nasdaq as part of an Initial Public Offering (‘IPO’) on 17 November 2021. 8,269,231 ordinary shares were issued as part of this offering at a price of $28.00. The IPO was led by lead book- runners J.P. Morgan, Canaccord Genuity and Citigroup and raised total gross proceeds of $231,538,468.

There were no other significant changes in the state of affairs of the Group during the financial year.

Iris Energy Limited Directors' report 30 June 2022

Matters subsequent to the end of the financial year
Advanced delivery of Mining Hardware
As at 30 June 2022, the Group held $158,184,000 in prepayments made to Bitmain for future mining hardware deliveries. Since the end of the financial year, the Group made all final scheduled payments to utilize $30,127,000 of this balance, which is expected to increase the Group’s operating capacity to 4.3 EH/s.

On 1 August, the Group announced it had reached an agreement with Bitmain to ship an additional 1.7 EH/s of mining hardware. This shipment is expected to increase the Group’s operating capacity to 6.0 EH/s. The agreement utilizes $46,006,000(1) of the $158,184,000 mining hardware prepayments held by the Group as at 30 June 2022, along with $5,900,000 of cash on hand. This additional 1.7 EH/s is now fully paid for by the Group (excluding shipping and taxes).

Utilization of the remaining $82,051,000(2) of prepayments, and the timing and volume of any additional future mining hardware deliveries (i.e. beyond the 6.0 EH/s outlined above) continue to be subject to ongoing discussions with Bitmain.
No other matter or circumstance has arisen since 30 June 2022 that has significantly affected, or may significantly affect the Group's operations, the results of those operations, or the Group's state of affairs in future financial years.

Likely developments
In the opinion of the Directors, disclosure of further information about any likely developments in the Group's operations and the expected results of such operations is commercially sensitive and would likely be detrimental and result in unreasonable prejudice to the Group.
Environmental regulation
The Group's ordinary course operations and properties are subject to various laws and regulations governing health and safety, the discharge of pollutants into the environment or otherwise relating to health, safety and environmental protection requirements in the countries and localities in which the Group operates. The Directors believe that there are adequate systems in place for the management of the Group’s environmental requirements and are not aware of any material breach of those environmental requirements.
Meetings of Directors
The number of meetings of the Company's Board of Directors ('the Board') and the Audit and Risk Committee (‘ARC’) held during the year ended 30 June 2022, and the number of meetings attended by each Director are set out below:

	Board Meeting		Audit and Risk Committee
	Attended	Held	Attended	Held
David Bartholomew	6	6	2	2
Christopher Guzowski	6	6	2	2
Michael Alfred	5	6	1	2
Daniel Roberts	5	6	-	-
William Roberts	6	6	-	-
Paul Gordon	-	-	-	-

Held: represents the number of meetings held during the time the Director held office.

Indemnity and insurance of officers
During the financial year, the Company paid a premium in respect of a contract to insure the Directors and executives of the Company against a liability to the extent permitted by the Corporations Act 2001. The contract of insurance prohibits disclosure of the nature of the liability and the amount of the premium.

Indemnity and insurance of auditor
The Company has not, during or since the end of the financial year, indemnified or agreed to indemnify the auditor of the Company or any related entity against a liability incurred by the auditor.

During the financial year, the Company has not paid a premium in respect of a contract to insure the auditor of the Company or any related entity.
(1) The cash payment made by the Canadian subsidiary of the Group was $46,670,0000. The retranslated balance of the prepayment as at 30 June 2022 is $46,006,000.
(2) The cash payment made by the Canadian subsidiary of the Group was $83,340,000. The retranslated balance of the prepayment as at 30 June 2022 is $82,051,000.

Iris Energy Limited Directors' report 30 June 2022

Proceedings on behalf of the Company
No person has applied to the Court under section 237 of the Corporations Act 2001 for leave to bring proceedings on behalf of the company, or to intervene in any proceedings to which the Company is a party for the purpose of taking responsibility on behalf of the Company for all or part of those proceedings.

Non-audit services
There were no non-audit services provided during the financial year by the auditor.

Rounding of amounts
The Group is of a kind referred to in ASIC Corporations (Rounding in Financial/Directors’ Reports) Instrument 2016/191 and in accordance with that Instrument, amounts in the consolidated financial statements and Directors’ report have been rounded off to the nearest thousand dollars, unless otherwise stated.
Auditor's independence declaration
A copy of the auditor's independence declaration as required under section 307C of the Corporations Act 2001 is set out immediately after this Directors' report.

Shares under option
Details of outstanding shares under option issued by the Company are set out in Note 31 and Note 35 of the consolidated financial statements.

Iris Energy Limited Directors' report 30 June 2022

Restricted Share Units (‘RSUs’)
Subsequent to 30 June 2022, the Group issued a total of 1,953,535 restricted share units. These RSUs include a grant of 1,073,706 RSUs to the below Directors of the Company:
Director	Title	Number of RSUs granted
Daniel Roberts	Executive Director and Co-CEO	534,853
William Roberts	Executive Director and Co-CEO	534,853
Michael Alfred	Non-Executive Director	4,000

229,223 of the RSUs each granted to Daniel Roberts and William Roberts have associated vesting conditions of which 50% of each individual's RSU grant will vest after three years and the remaining 50% will vest after four years, subject to the following criteria which is tested at the end of each respective vesting period:
•	80% vesting based on continued service with the Group over the vesting period; and

•	20% vesting based on total shareholder return against a peer group of Nasdaq listed entities (and continued service over the vesting period).

305,630 of the RSUs granted to each of Daniel Roberts and William Roberts are subject to a sole vesting condition and will immediately vest when the daily closing share price of the of the ordinary shares of Company exceeds $28 for 10 trading days out of any 15 consecutive full trading day period following the grant date.

The 4,000 RSUs issued to Michael Alfred will vest subject to a sole service condition of remaining as a Non-executive Director of the Company until 15 December 2022.
371,260 RSUs were also granted to the below executive Key Management Personnel (‘KMP’) and Company Secretary:

KMP	Title	Number of RSUs granted
Lindsay Ward	President	160,858
David Shaw	Chief Operating Officer	84,450
Belinda Nucifora	Chief Financial Officer	80,107
Joanna Brand	Company Secretary	45,845

All of these RSU’s have identical vesting conditions of which 50% of each individual's RSU grant will vest after three years and the remaining 50% will vest after four years, subject to the following criteria which is tested at the end of each respective vesting period:

•	80% vesting based on continued service with the Group over the vesting period; and

•	20% vesting based on total shareholder return against a peer group of Nasdaq listed entities (and continued service over the vesting period).

For all RSUs issued the Board has full discretion to, at any time, interpret, apply or not apply, amend, modify, or terminate the LTIP, any plan rules and any individual RSU granting and vesting.
This report is made in accordance with a resolution of Directors.
/s/ David Bartholomew	/s/ Daniel Roberts
David Bartholomew	Daniel Roberts
Chair	Co-CEO

15 September 2022	15 September 2022

Iris Energy Limited Consolidated statements of profit or loss and other comprehensive income For the year ended 30 June 2022

		Consolidated Year ended 30 June 2022	Year ended 30 June 2021
	Note	US$'000	(restated*) US$'000
Revenue
Bitcoin mining revenue		59,037	7,898

Other income	5	12	590

Expenses
Depreciation	6	(7,741)	(1,252)
Electricity charges		(10,978)	(2,654)
Employee benefits expense		(7,448)	(2,221)
Share-based payments expense	31	(13,896)	(805)
Impairment of assets		(167)	(432)
Loss on disposal of assets		-	(202)
Professional fees		(6,807)	(980)
Other operating expenses	7	(11,705)	(466)

Profit/(loss) before interest, foreign exchange gains and income tax		307	(524)

Finance expense	8	(425,441)	(61,175)
Interest income		79	6
Foreign exchange gains		8,009	2,542

Loss before income tax expense		(417,046)	(59,151)

Income tax expense	9	(2,724)	(1,239)

Loss after income tax expense for the year		(419,770)	(60,390)

Other comprehensive income/(loss)

Items that may be reclassified subsequently to profit or loss
Foreign currency translation		(23,553)	1,313

Other comprehensive income/(loss) for the year, net of tax		(23,553)	1,313

Total comprehensive loss for the year		(443,323)	(59,077)

		Cents	Cents

Basic earnings per share	24	(1,025.30)	(292.74)

Diluted earnings per share	24	(1,025.30)	(292.74)

The above consolidated statements of profit or loss and other comprehensive income/(loss) should be read in conjunction with the accompanying notes.
*Prior period comparative information has been restated due to a voluntary change in the Group’s presentation currency from AUD to USD, refer to note 2 for further details.

Iris Energy Limited Consolidated statements of financial position As at 30 June 2022

			Consolidated
		30 June 2022	30 June 2021	30 June 2020
	Note		(restated*)	(restated*)
		US$'000	US$'000	US$'000
Assets

Current assets
Cash and cash equivalents	10	109,970	38,990	1,956
Other receivables	11	23,654	793	331
Prepayments and deposits	13	26,630	647	283
Total current assets		160,254	40,430	2,570

Non-current assets
Property, plant and equipment	14	247,562	15,935	8,038
Right-of-use assets	15	1,253	1,404	397
Goodwill	16	634	659	568
Deferred tax assets	9	2,235	911	-
Mining hardware prepayments	12	158,184	75,129	-
Other assets		338	-	-
Total non-current assets		410,206	94,038	9,003

Total assets		570,460	134,468	11,573

Liabilities

Current liabilities
Borrowings	17	60,484	71,983	1,961
Embedded derivatives	18	-	96,721	-
Income tax		1,204	533	-
Employee benefits		2,136	109	43
Trade and other payables	20	18,813	1,118	751
Provisions	19	2,469	-	-
Total current liabilities		85,106	170,464	2,755

Non-current liabilities
Borrowings	17	47,803	11,840	-
Deferred tax liabilities	9	189	1,618	-
Total non-current liabilities		47,992	13,458	-

Total liabilities		133,098	183,922	2,755

Net assets/(liabilities)		437,362	(49,454)	8,818

Equity
Issued capital	21	926,581	10,338	10,338
Reserves	22	(6,814)	2,843	725
Accumulated losses		(482,405)	(62,635)	(2,245)

Total equity/(deficit)		437,362	(49,454)	8,818

The above consolidated statements of financial position should be read in conjunction with the accompanying notes.
*Prior period comparative information has been restated due to a voluntary change in the Group’s presentation currency from AUD to USD, refer to note 2 for further details.

Iris Energy Limited Consolidated statements of changes in equity For the year ended 30 June 2022

Consolidated	Issued capital (restated*) US$'000	Reserves (restated*) US$'000	Accumulated losses (restated*) US$'000	Total equity/ (deficit) (restated*) US$'000

Balance as at 1 July 2020	10,338	725	(2,245)	8,818

Loss after income tax expense for the year	-	-	(60,390)	(60,390)
Other comprehensive income for the year, net of tax	-	1,313	-	1,313

Total comprehensive income/(loss) for the year	-	1,313	(60,390)	(59,077)

Transactions with owners in their capacity as owners:
Share-based payments (note 31)	-	805	-	805

Balance as at 30 June 2021	10,338	2,843	(62,635)	(49,454)

Consolidated	Issued capital US$'000	Reserves US$'000	Accumulated losses US$'000	Total equity/ (deficit) US$'000

Balance as at 1 July 2021	10,338	2,843	(62,635)	(49,454)

Loss after income tax expense for the year	-	-	(419,770)	(419,770)
Other comprehensive loss for the year, net of tax	-	(23,553)	-	(23,553)

Total comprehensive loss for the year	-	(23,553)	(419,770)	(443,323)

Transactions with owners in their capacity as owners:
Share-based payments (note 31)	-	13,896	-	13,896
Issue of ordinary shares (net of capital raise costs) (note 21)	220,683	-	-	220,683
Conversion of hybrid financial instruments (note 21)	695,383	-	-	695,383
Share-based payments, prepaid in advance (note 21)	177	-	-	177

Balance as at 30 June 2022	926,581	(6,814)	(482,405)	437,362

The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes
*Prior period comparative information has been restated due to a voluntary change in the Group’s presentation currency from AUD to USD, refer to note 2 for further details.

Iris Energy Limited Consolidated statements of cash flows For the year ended 30 June 2022

		Consolidated
		Year ended 30 June 2022	Year ended 30 June 2021
	Note		(restated*)
		US$'000	US$'000
Cash flows from operating activities
Receipts from Bitcoin mining activities		59,037	7,898
Payments for electricity, suppliers and employees (inclusive of GST)		(32,231)	(6,400)
		26,806	1,498
Interest received		4	6
Other income received		-	590
Interest paid		(5,253)	(333)

Net cash from operating activities	29	21,557	1,761

Cash flows from investing activities
Payments for property, plant and equipment		(83,654)	(7,300)
Prepayments for mining hardware		(210,593)	(73,815)
Prepayments and deposits		(22,038)	(250)
Advancement of loan		(1,870)	-
Proceeds from disposal of property, plant and equipment		40	2

Net cash used in investing activities		(318,115)	(81,363)

Cash flows from financing activities
Proceeds from hybrid financial instruments		107,845	105,662
Capital raising costs		(4,212)	-
Proceeds from mining hardware finance		65,200	17,084
Repayment of borrowings		(12,120)	(2,118)
Proceeds (net of underwriting fees) from Initial Public Offering	21	215,331	-
Payment of borrowing transaction costs		-	(2,569)
Repayment of lease liabilities		(6)	(34)

Net cash from financing activities		372,038	118,025

Net increase in cash and cash equivalents		75,480	38,423
Cash and cash equivalents at the beginning of the financial year		38,990	1,956
Effects of exchange rate changes on cash and cash equivalents		(4,500)	(1,389)

Cash and cash equivalents at the end of the financial year	10	109,970	38,990

The above consolidated statements of cash flows should be read in conjunction with the accompanying notes
*Prior period comparative information has been restated due to a voluntary change in the Group’s presentation currency from AUD to USD, refer to note 2 for further details.

Iris Energy Limited Notes to the consolidated financial statements 30 June 2022

Note 1. General information

The consolidated financial statements cover Iris Energy Limited as a Group consisting of Iris Energy Limited (‘Company’ or ‘Parent Entity’) and the entities it controlled at the end of, or during, the year (collectively, the ‘Group’).
Iris Energy Limited was previously known as Iris Energy Pty Ltd until 7 October 2021, when it converted to an Australian public unlisted company limited by shares. Iris Energy Limited is incorporated and domiciled in Australia. Its registered office and principal place of business are:

Registered office	Principal place of business

c/o Pitcher Partners Level 13, 664 Collins Street Docklands VIC 3008 Australia	Level 12, 44 Market Street Sydney NSW 2000 Australia

The Group completed an initial public offering (‘IPO’) on 17 November 2021. The IPO was led by lead book-runners J.P. Morgan, Canaccord Genuity and Citigroup and raised total gross proceeds of $231,538,468.

The Group is an owner and operator of institutional-grade, highly efficient proprietary Bitcoin mining data centers powered by renewable energy.

The consolidated financial statements were authorized for issue, in accordance with a resolution of Directors, on 13 September 2022. The Directors have the power to amend and reissue the consolidated financial statements.

Reverse share split
On 4 November 2021, the Company effected a 1-for-5 reverse share split of its ordinary shares. Unless otherwise indicated, the per ordinary share information has been retroactively adjusted to reflect the 1-for-5 reverse share split.
Note 2. Significant accounting policies

The principal accounting policies adopted in the preparation of the consolidated financial statements are set out below.

Going concern
The Group has determined there is material uncertainty that may cast significant doubt on the Group’s ability to continue as a going concern but has concluded it is appropriate to prepare the consolidated financial statements on a going concern basis which contemplates continuity of normal business activities, the realization of assets and settlement of liabilities in the ordinary course of business. The operating cashflows generated by the Group are inherently linked to several key uncertainties and risks including, but not limited to, volatility associated with the economics of Bitcoin mining and the ability of the Group to execute its business plan.

For the year ended 30 June 2022, the Group incurred a loss after tax of $419,770,000 (2021: $60,390,000) and net operating cash inflows of $21,557,000 (2021: $1,761,000). As at 30 June 2022, the Group had net current assets of $75,148,000 (2021: net current liabilities of $130,034,000) and net assets of $437,362,000 (2021: net liabilities of $49,454,000).

As further background, the Group’s miners are designed specifically to mine Bitcoin and its future success will depend in a large part upon the value of Bitcoin, and any sustained decline in Bitcoin’s value could adversely affect the business and results of operations. Specifically, the revenues from Bitcoin mining operations are predominantly based upon two factors:
(i)  the number of Bitcoin rewards that are successfully mined and (ii) the value of Bitcoin. A continued decline in the market price of Bitcoin, an increase in the difficulty of Bitcoin mining, changes in the regulatory environment and/or adverse changes in other inherent risks would significantly negatively impact the Group’s operations. Due to the volatility of the Bitcoin price and the effects of possible changes in the other aforementioned factors, there can be no guarantee that future mining operations will be profitable.
*Prior period comparative information has been restated due to a voluntary change in the Group’s presentation currency from AUD to USD, refer to note 2 for further details.

Iris Energy Limited Notes to the consolidated financial statements 30 June 2022

Note 2. Significant accounting policies (continued)

The strategy to mitigate these risks and uncertainties is to execute a business plan aimed at continued security, operational efficiency, revenue growth, improving overall mining profit, managing operating expenses and working capital requirements, maintaining capital expenditure optionality, and securing additional financing, as needed, through one or more debt and/or equity capital raisings.

The Group can wind down its operations (including not acquiring any additional mining hardware and/or incurring the associated infrastructure growth capital expenditure) in the event of unfavourable pricing in Bitcoin. The continuing viability of the Group and its ability to continue as a going concern and meet its debts and commitments as they fall due are therefore significantly dependent upon several factors. These factors have been considered in preparing a cash flow forecast over the next 12 months to consider the going concern of the Group. The key considerations include:
•	A base case scenario assuming current Bitcoin prices and global hashrate for the next 12 months, which has been considered at various bitcoin and hashrate scenarios;

•
The completion of key construction projects including the commissioning of the 50MW site at Prince George, British Columbia, an additional 30MW at Mackenzie, British Columbia (currently 50MW capacity) and energization at Childress, Texas;

•
As at 30 June 2022, the Group held $158,184,000 in prepayments made to Bitmain Technologies Limited (‘Bitmain’) for future mining hardware deliveries. $30,127,000 of this prepayment balance relates to a portion of deliveries assumed to increase the Group’s operating capacity to 4.3 EH/s by the end of the quarter ending 31 December 2022;

•
On 1 August 2022, the Group announced that it had reached agreement with Bitmain to ship an additional 1.7 EH/s of miners, which is assumed to increase the Group’s operating capacity to 6.0 EH/s before the end of the fiscal year 2023. The agreement utilizes $46,006,000(1) of prepayments, along with $5,869,000 of cash on hand. This additional 1.7 EH/s is now fully paid for by the Group (excluding shipping and taxes). Refer to Note 36 for further information;

•
Utilization of the remaining $82,051,000(2) of prepayments, and the timing and volume of any additional future miner deliveries (i.e. beyond the 6.0 EH/s outlined above) continue to be subject to ongoing discussions with Bitmain. For the purposes of this going concern assessment, the Group does not currently expect to make upcoming payments under the relevant contract with Bitmain; and

•
The Group does not currently have any corporate level debt outstanding. For the purposes of this going concern assessment, all existing limited-recourse financing facilities are assumed to be repaid in line with the contractual terms.

These key assumptions have been considered using a range of historic Bitcoin price and global hashrate scenarios. The Group aims to maintain a degree of flexibility in both operating and capital expenditure cashflow management where it practicably makes sense, including ongoing internal cashflow monitoring and projection analysis performed to identify potential liquidity risks arising and to be able to respond accordingly.

As a result, the Group has concluded there is material uncertainty related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern and, therefore, that it may be unable to realize its assets and discharge its liabilities in the normal course of business. However, the Group considers that it will be successful in the above matters and will have adequate cash reserves to enable it to meet its obligations for at least one year from the date of approval of the consolidated financial statements, and, accordingly, has prepared the consolidated financial statements on a going concern basis.
(1) The cash payment made by the Canadian subsidiary of the Group was $46,670,0000. The retranslated balance of the prepayment as at 30 June 2022 is $46,006,000.
(2) The cash payment made by the Canadian subsidiary of the Group was $83,340,000. The retranslated balance of the prepayment as at 30 June 2022 is $82,051,000.
*Prior period comparative information has been restated due to a voluntary change in the Group’s presentation currency from AUD to USD, refer to note 2 for further details.

Iris Energy Limited Notes to the consolidated financial statements 30 June 2022

Note 2. Significant accounting policies (continued)

Basis of preparation
The consolidated financial statements are general purpose financial statements which have been prepared in accordance with Australian Accounting Standards (‘AASBs’) adopted by the Australian Accounting Standards Board (‘AASB’) and the Corporations Act 2001. The consolidated financial statements comply with International Financial Reporting Standards (‘IFRS’) adopted by the International Accounting Standards Board (‘IASB’).

Historical cost convention
The consolidated financial statements have been prepared under the historical cost convention, except for the revaluation of financial assets and liabilities at fair value through profit or loss.

Critical accounting estimates
The preparation of the consolidated financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in note 3.
Parent entity information
In accordance with the Corporations Act 2001, these financial statements present the results of the consolidated entity only. Supplementary information about the parent entity is disclosed in Note 33. Parent entity disclosures

Rounding off
The Company is of a kind referred to in ASIC Corporations (Rounding in Financial/Directors’ Reports) Instrument 2016/191, and in accordance with that Instrument all financial information presented in Australian dollars has been rounded to the nearest thousand unless otherwise stated.
Principles of consolidation
The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Iris Energy Limited as at 30 June 2022 and 30 June 2021 and the results of all subsidiaries for the years ended 30 June 2022, 30 June 2021, and 30 June 2020.
Subsidiaries are all those entities over which the Group has control (as listed in note 28). The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

Intercompany transactions, balances and unrealized gains on transactions between entities in the Group are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of subsidiaries align to the policies adopted by the Group.

The acquisition of subsidiaries is accounted for using the acquisition method of accounting. A change in ownership interest, without the loss of control, is accounted for as an equity transaction, where the difference between the consideration transferred and the book value of the share of the non-controlling interest acquired is recognized directly in equity attributable to the parent.

Where the Group loses control over a subsidiary, it derecognizes the assets including goodwill, liabilities and non- controlling interest in the subsidiary, together with any cumulative translation differences recognized in equity. The Group recognizes the fair value of the consideration received and the fair value of any investment retained together with any gain or loss in profit or loss.

Operating segments
Operating segments are presented using the 'management approach', where the information presented is on the same basis as the internal reports provided to the Chief Operating Decision Makers (‘CODM’). The CODM is responsible for the allocation of resources to operating segments and assessing their performance.
*Prior period comparative information has been restated due to a voluntary change in the Group’s presentation currency from AUD to USD, refer to note 2 for further details.

Iris Energy Limited Notes to the consolidated financial statements 30 June 2022

Note 2. Significant accounting policies (continued)

Functional and presentation currency
The Directors have elected to change the Group’s presentation currency from Australian dollars (‘A$’) to United States dollars (‘$’, ‘US$’ or ‘US dollars’) effective from 1 July 2021. The change in presentation currency is a voluntary change which is accounted for retrospectively. All other accounting policies are consistent with those adopted in the annual financial report for the year ended 30 June 2021. The consolidated financial statements have been restated to US dollars using the procedures outlined below:
•
Statement of profit or loss and other comprehensive income and statement of cash flows for each Group entity have been consolidated into US dollars using average foreign currency rates prevailing for the relevant period.

•	Assets and liabilities in the consolidated statement of financial position have been translated into US dollars at the closing foreign currency rates on the relevant balance sheet dates.

•
The equity section of the consolidated statement of financial position, including foreign currency translation reserve, accumulated losses, issued capital and the other reserves, have been translated into US dollars using historical rates.

•	Earnings per share and dividend disclosures have also been restated to US dollars to reflect the change in presentation currency.

The functional currency of the Parent Entity is Australian dollars, whilst the presentation currency of the Group is now in US dollars. Some subsidiaries have a functional currency other than Australian dollars, which is translated to the presentation currency.
Transactions in currencies other than an entity’s functional currency are initially recorded in the functional currency by applying the exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in currencies other than an entity’s functional currency are retranslated at the foreign exchange rate ruling at the reporting date. Foreign exchange differences arising on translation are recognized in the statement of profit and loss.

Non-monetary assets and liabilities that are measured in terms of historical cost in currencies other than an entity’s functional currency are translated using the exchange rate at the date of the initial transaction.

Foreign operations
The assets and liabilities of foreign operations are translated into US dollars using the relevant exchange rates at the reporting date. The revenues and expenses of foreign operations are translated into US dollars using the average exchange rates, which approximate the rates at the dates of the transactions, for the period. All resulting foreign exchange differences are recognized in other comprehensive income/(loss) through the foreign currency translation reserve in equity.

The foreign currency translation reserve is recognized in profit or loss when the foreign operation or net investment is disposed of.

Revenue and other income recognition
The Group recognizes revenue and other income as follows:
Revenue from contracts with customers
Revenue is recognized at an amount that reflects the consideration to which the Group is expected to be entitled in exchange for transferring goods or services to a customer. For each contract with a customer, the Group: identifies the contract with a customer; identifies the performance obligations in the contract; determines the transaction price which takes into account estimates of variable consideration and the time value of money; allocates the transaction price to the separate performance obligations on the basis of the relative stand-alone selling price of each distinct good or service to be delivered; and recognizes revenue when or as each performance obligation is satisfied in a manner that depicts the transfer to the customer of the goods or services promised.
*Prior period comparative information has been restated due to a voluntary change in the Group’s presentation currency from AUD to USD, refer to note 2 for further details.

Iris Energy Limited Notes to the consolidated financial statements 30 June 2022

Note 2. Significant accounting policies (continued)

Bitcoin mining revenue
The Group operates data center infrastructure supporting the verification and validation of Bitcoin blockchain transactions in exchange for Bitcoin, referred to as Bitcoin mining. The Group has entered into arrangements with mining pools, whereby computing power is directed to the mining pools in exchange for non-cash consideration in the form of Bitcoin. The provision of computing power is the only performance obligation in the contract with the mining pool operators.

In certain mining pools that, the Group participated in during the year ended 30 June 2020, the amount of reward for computing power depends on the pool’s success in mining blocks. In this type of pool, the total Bitcoin mined by the pool is distributed daily to the pool participant’s, net of the fees of the mining pool operator.

In other pools that, the Group participated in during the years ended 30 June 2020, 30 June 2021 and 30 June 2022, the Group is not directly exposed to the pool’s success in mining blocks. The Group is rewarded in Bitcoin for the hashrate it contributes to these mining pools. The reward for the hashrate contributed by the Group is based on the current network difficulty and global daily revenues from transaction fees, less mining pool fees.

Bitcoin mining revenue comprises of the block reward and transaction fees bundled together in a gross daily deposit of Bitcoin into the Group’s exchange wallet. Bitcoin received from the mining pool operator are remitted to the pool participants’ wallets net of the fees of the mining pool operator. The mining pool operator fees are reflected in the quantity of Bitcoin received by the Group and recorded as a reduction in Bitcoin mining revenue.

The Group measures the non-cash consideration received at the fair market value of the Bitcoin received. Management estimates fair value, on a daily basis, as the quantity of Bitcoin received multiplied by the price quoted on www.coinmarketcap.com (‘Coinmarketcap’) on the day it was received. Management considers the prices quoted on Coinmarketcap to be a level 1 input under IFRS 13 Fair Value Measurement. The Group did not hold any Bitcoin on hand as at 30 June 2022 (30 June 2021: Nil).

Other income
Other income is recognized when it is received or when the right to receive payment is established.

Income tax
The income tax expense for the period is the tax payable on that period’s taxable income based on the applicable income tax rate for each jurisdiction, adjusted by the changes in deferred tax assets and liabilities attributable to temporary differences, unused tax losses and the adjustment recognized for prior periods, where applicable.

Deferred tax assets and liabilities are recognized for temporary differences at the tax rates expected to be applied when the assets are recovered or liabilities are settled, based on those tax rates that are enacted or substantively enacted, except for:

•
when the deferred income tax asset or liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and that, at the time of the transaction, affects neither the accounting nor taxable profits; or

•
when the taxable temporary difference is associated with interests in subsidiaries, associates or joint ventures, and the timing of the reversal can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are recognized for deductible temporary difference only if the Group considers it probable that future taxable amounts will be available to utilize those temporary differences and losses.
The carrying amount of recognized and unrecognized deferred tax assets are reviewed at each reporting date. Deferred tax assets recognized are reduced to the extent that it is no longer probable that future taxable profits will be available for the carrying amount to be recovered. Previously unrecognized deferred tax assets are recognized to the extent that it is probable that there are future taxable profits available to recover the asset.
Deferred tax assets and liabilities are offset only where there is a legally enforceable right to offset current tax assets against current tax liabilities and deferred tax assets against deferred tax liabilities; and they relate to the same taxable authority on either the same taxable entity or different taxable entities which intend to settle simultaneously.
*Prior period comparative information has been restated due to a voluntary change in the Group’s presentation currency from AUD to USD, refer to note 2 for further details.

Iris Energy Limited Notes to the consolidated financial statements 30 June 2022

Note 2. Significant accounting policies (continued)
Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws, and the amount and timing of future taxable income. These uncertainties may require management to adjust expectations based on changes in circumstances, which may impact the amount of deferred tax assets and deferred tax liabilities recognized in the statement of financial position and the amount of other tax losses and temporary differences not recognized. In such circumstances, some or all of the carrying amounts of recognized deferred tax assets and liabilities may require adjustment, resulting in a corresponding credit or charge to the consolidated statement of profit or loss and other comprehensive income/(loss).
Current and non-current classification
Assets and liabilities are presented in the consolidated statement of financial position based on current and non-current classification.

An asset is classified as current when it is either expected to be realized or intended to be sold or consumed in the Group’s normal operating cycle; it is held primarily for the purpose of trading; it is expected to be realized within 12 months after the reporting period; or the asset is cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least 12 months after the reporting period. All other assets are classified as non-current.

A liability is classified as current when it is either expected to be settled in the Group’s normal operating cycle; it is held primarily for the purpose of trading; it is due to be settled within 12 months after the reporting period; or there is no unconditional right to defer the settlement of the liability for at least 12 months after the reporting period. All other liabilities are classified as non-current. Deferred tax assets and liabilities are always classified as non-current.

Cash and cash equivalents
Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.
Other receivables
Other receivables are recognized at amortized cost, less any allowance for expected credit losses.

Investments and other financial assets
Investments and other financial assets are initially measured at fair value. Transaction costs are included as part of the initial measurement, except for financial assets at fair value through profit or loss. Such assets are subsequently measured at either amortized cost or fair value depending on their classification. Classification is determined based on both the business model within which such assets are held and the contractual cash flow characteristics of the financial asset unless an accounting mismatch is being avoided.

Financial assets are derecognized when the rights to receive cash flows have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership. When there is no reasonable expectation of recovering part or all of a financial asset, its carrying value is written off.

Financial assets at amortized cost
A financial asset is measured at amortized cost only if both of the following conditions are met: (i) it is held within a business model whose objective is to hold assets in order to collect contractual cash flows; and (ii) the contractual terms of the financial asset represent contractual cash flows that are solely payments of principal and interest.

Impairment of financial assets
The Group recognizes a loss allowance for expected credit losses on financial assets which are either measured at amortized cost or fair value through other comprehensive income. The measurement of the loss allowance depends upon the Group’s assessment at the end of each reporting period as to whether the financial instrument’s credit risk has increased significantly since initial recognition, based on reasonable and supportable information that is available, without undue cost or effort to obtain.
*Prior period comparative information has been restated due to a voluntary change in the Group’s presentation currency from AUD to USD, refer to note 2 for further details.

Iris Energy Limited Notes to the consolidated financial statements 30 June 2022

Note 2. Significant accounting policies (continued)

Where there has not been a significant increase in exposure to credit risk since initial recognition, a 12-month expected credit loss allowance is estimated. This represents a portion of the asset’s lifetime expected credit losses that is attributable to a default event that is possible within the next 12 months. Where a financial asset has become credit impaired or where it is determined that credit risk has increased significantly, the loss allowance is based on the asset’s lifetime expected credit losses. The amount of expected credit loss recognized is measured on the basis of the probability weighted present value of anticipated cash shortfalls over the life of the instrument discounted at the original effective interest rate.
Property, plant and equipment
Property, plant and equipment is stated at historical cost less accumulated depreciation and impairment. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Depreciation is calculated on a straight-line basis to write off the net cost of each item of property, plant and equipment (excluding land) over their expected useful lives as follows:

Buildings	20 years
Plant and equipment	3-7 years
Mining hardware	4 years

The residual values, useful lives and depreciation methods are reviewed, and adjusted if appropriate, at each reporting date.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

An item of property, plant and equipment is derecognized upon disposal or when there is no future economic benefit to the Group. Gains and losses between the carrying amount and the disposal proceeds are taken to profit or loss.

Assets under construction consist of capitalized site preparation fees and buildings (including data centers) currently being built. Assets under construction are not depreciated until they are available for use. Once an asset becomes available for use, it is transferred to another category within property, plant and equipment and depreciated over its useful economic life.

Mining hardware includes both installed hardware units and units that have been delivered but are in storage, yet to be installed. Depreciation of mining hardware commences once units are onsite and available for use.

Repair and maintenance costs incurred in connection with planned major maintenance activities are expensed to ‘other expenses’ in profit or loss.

Leases
The Group assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Group applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets.

A right-of-use asset is recognized at the commencement date of a lease. The right-of-use asset is measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of the right-of-use assets includes the amount of the lease liability recognized, adjusted for, as applicable, any lease payments made at or before the commencement date net of any lease incentives received, any initial direct costs incurred, and, except where included in the cost of inventories, an estimate of costs expected to be incurred for dismantling and removing the underlying asset, and restoring the site or asset. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets.
*Prior period comparative information has been restated due to a voluntary change in the Group’s presentation currency from AUD to USD, refer to note 2 for further details.

Iris Energy Limited Notes to the consolidated financial statements 30 June 2022

Note 2. Significant accounting policies (continued)

At the commencement date of the lease, the Group recognizes lease liabilities measured at the present value of the lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amount expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating the lease, if the lease term reflects the Group exercising the option to terminate.
In calculating the present value of the lease payments, the Group uses the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate. Variable lease payments that depend on an index or rate are included in the lease liability, measured using the index or rate as at the date of recognition. The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (e.g. changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset. The Group has applied judgement to determine the lease term for contracts which include renewal and termination options.

Goodwill
Goodwill arises on the acquisition of a business. Goodwill is not amortized. Instead, goodwill is tested annually for impairment, or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses. Impairment losses on goodwill are taken to profit or loss and are not subsequently reversed.

Impairment of assets
At the end of the reporting period, property, plant and equipment, goodwill and right-of-use assets are reviewed to determine whether there is any indication that those assets have suffered an impairment loss. If there is an indication of possible impairment, the recoverable amount of any affected asset (or cash generating units) is estimated and compared with its carrying amount. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount, where the recoverable amount is the higher of an asset’s fair value less costs of disposal (‘FVLCOD’) or the value in use (‘VIU’). In assessing FVLCOD or VIU, the estimated future cash flows of the asset are discounted to their present value using a discount rate that reflects the risks specific to the asset or the cash-generating unit (‘CGU’) to which the asset belongs and relevant market assessments. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (CGU).

Trade and other payables
These amounts represent liabilities for goods and services provided to the Group prior to the end of the financial year and which are unpaid. Due to their short-term nature they are not discounted. The amounts are unsecured and are usually paid within 30 days of recognition.
Borrowings
Loans and borrowings are initially recognized at the fair value of the consideration received, net of transaction costs. They are subsequently measured at amortized cost using the effective interest method.

Hybrid financial instruments (SAFE and convertible notes)
Hybrid financial instruments are separated into the host liability and embedded derivative components based on the terms of the agreement. On issuance, the liability component of the hybrid financial instrument is initially recognized at the fair value of a similar liability that does not have an equity conversion option. The embedded derivative component is initially recognized at fair value and changes in the fair value are recorded in profit or loss. The host debt is carried at amortized cost using the effective interest method until it is extinguished on conversion or redemption. Any directly attributable transaction costs are allocated to the liability and embedded derivative components in proportion to their initial carrying amount.
De-recognition of financial liabilities
The Group de-recognizes financial liabilities when, and only when, the Group’s obligations are discharged, cancelled or they expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.
*Prior period comparative information has been restated due to a voluntary change in the Group’s presentation currency from AUD to USD, refer to note 2 for further details.

Iris Energy Limited Notes to the consolidated financial statements 30 June 2022

Note 2. Significant accounting policies (continued)
Finance costs
Finance costs attributable to qualifying assets are capitalized as part of the asset. All other finance costs are expensed using the effective interest rate method.

Provisions
Provisions are recognized when the Group has a present (legal or constructive) obligation as a result of a past event, it is probable the Group will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the reporting date, taking into account the risks and uncertainties surrounding the obligation. If the time value of money is material, provisions are discounted using a current pre-tax rate specific to the liability. The increase in the provision resulting from the passage of time is recognized as a finance cost.
Employee benefits

Short-term employee benefits
Liabilities for wages and salaries, including non-monetary benefits, annual leave and long service leave expected to be settled wholly within 12 months of the reporting date are measured at the amounts expected to be paid when the liabilities are settled.

Share-based payments
Equity-settled share-based compensation benefits are provided to employees. Equity-settled transactions are awards of shares, or options over shares and restricted stock units, that are provided to employees in exchange for the rendering of services.

The cost of equity-settled transactions is measured at fair value on grant date. Fair value is independently determined using the Black-Scholes-Merton option pricing model and Monte-Carlo simulations which take into account the exercise price, the term of the option, the impact of dilution, the share price at grant date, expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option, together with non-vesting conditions that do not determine whether the Group receives the services that entitle the employees to receive payment.

The cost of equity-settled transactions is recognized as an expense with a corresponding increase in equity over the vesting period. The cumulative charge to profit or loss is calculated based on the grant date fair value of the award, the best estimate of the number of awards that are likely to vest and the expired portion of the vesting period. The amount recognized in profit or loss for the period is the cumulative amount calculated at each reporting date less amounts already recognized in previous periods.

Market conditions are taken into consideration in determining fair value. Therefore, any awards subject to market conditions are considered to vest irrespective of whether or not that market condition has been met, provided all other conditions are satisfied.
If equity-settled awards are modified, as a minimum, an expense is recognized as if the modification has not been made. An additional expense is recognized, over the remaining vesting period, for any modification that increases the total fair value of the share-based compensation benefit as at the date of modification.
Fair value measurement
When an asset or liability, financial or non-financial, is measured at fair value for recognition or disclosure purposes, the fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; and assumes that the transaction will take place either: in the principal market; or in the absence of a principal market, in the most advantageous market.

Fair value is measured using the assumptions that market participants would use when pricing the asset or liability, assuming they act in their economic best interests. For non-financial assets, the fair value measurement is based on its highest and best use. Valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, are used, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.
*Prior period comparative information has been restated due to a voluntary change in the Group’s presentation currency from AUD to USD, refer to note 2 for further details.

Iris Energy Limited Notes to the consolidated financial statements 30 June 2022

Note 2. Significant accounting policies (continued)

Assets and liabilities measured at fair value are classified into three levels, using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. Classifications are reviewed at each reporting date and transfers between levels are determined based on a reassessment of the lowest level of input that is significant to the fair value measurement.

For recurring and non-recurring fair value measurements, external valuers may be used when internal expertise is either not available or when the valuation is deemed to be significant. External valuers are selected based on market knowledge and reputation. Where there is a significant change in fair value of an asset or liability from one period to another, an analysis is undertaken, which includes a verification of the major inputs applied in the latest valuation and a comparison, where applicable, with external sources of data.
Issued capital
Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds.

Earnings per share

Basic earnings per share
Basic earnings per share is calculated by dividing the profit attributable to the owners of Iris Energy Limited, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for any bonus elements in ordinary shares issued during the financial year. The weighted average number of shares is also adjusted for any ordinary shares to be issued under mandatorily convertible instruments issued by the Group (SAFE see note 17).

Diluted earnings per share
Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

Goods and Services Tax (‘GST’) and other similar taxes
Revenues, expenses and assets are recognized net of the amount of associated GST, unless the GST incurred is not recoverable from the tax authority. In this case it is recognized as part of the cost of the acquisition of the asset or as part of the expense.
Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the tax authority is included in other receivables or other payables in the statement of financial position.
Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to the tax authority, are presented as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the tax authority.

New or amended Accounting Standards and Interpretations adopted
The Group has adopted all of the new or amended AASBs and Interpretations as issued by AASB that are mandatory for the current reporting period. These new standards did not have a material impact on the Group
Any new or amended Accounting Standards or Interpretations that are not yet mandatory have not been early adopted. The Group believes that the impact of recently issued standards or amendments to existing standards that are not yet effective will not have a material impact on the Group’s consolidated financial statements.
*Prior period comparative information has been restated due to a voluntary change in the Group’s presentation currency from AUD to USD, refer to note 2 for further details.

Iris Energy Limited Notes to the consolidated financial statements 30 June 2022

Note 3. Critical accounting judgements, estimates and assumptions

The preparation of the consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts in the consolidated financial statements. Management continually evaluates its judgements and estimates in relation to assets, liabilities, contingent liabilities, revenue and expenses. Management bases its judgements, estimates and assumptions on historical experience and on other various factors, including expectations of future events, management believes to be reasonable under the circumstances. The resulting accounting judgements and estimates will seldom equal the related actual results. The judgements, estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities (refer to the respective notes) within the next financial year are discussed below.
Share-based payment transactions
The Group measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined by using the Black-Scholes-Merton option- pricing model and Monte-Carlo simulations which take into account the terms and conditions upon which the instruments were granted. Management has exercised its best judgements in determining the key inputs for the valuation models used, which includes volatility, grant-date share price, expected term and the risk-free rate. Please refer to note 31 for the key assumptions.

Estimation of useful lives of assets
The Group determines the estimated useful lives and related depreciation and amortization charges for its property, plant and equipment. The useful lives could change significantly as a result of technical innovations or some other event. The depreciation and amortization charge will increase where the useful lives are less than previously estimated lives, or technically obsolete or non-strategic assets that have been abandoned or sold, will be written off or written down.

Impairment of non-financial assets other than goodwill
The Group assesses impairment of non-financial assets other than goodwill at each reporting date by evaluating conditions specific to the Group and to the particular asset that may lead to impairment. If an impairment trigger exists, the recoverable amount of the asset is determined. This involves assessing the value of the asset at FVLCOD or using VIU models, which incorporate a number of key estimates and assumptions. For the year ended 30 June 2022, the Group recorded an impairment of $167,000 on right- of-use assets held in relation to prepaid hosting fees. For the year ended 30 June 2021, the Group recorded an impairment of $432,000 on buildings and mining hardware assets.

No triggers existed at the reporting date which suggested any additional impairment of assets was necessary.

Deferred tax
Deferred tax assets relating to temporary differences and unused tax losses are recognized only to the extent that it is probable that the future taxable profit will be available against which the benefits of the deferred tax can be utilized. At the reporting date, deferred tax assets have only been recognized to the extent of deferred tax liabilities if they are related to the same tax jurisdiction. Deferred tax assets in relation to losses have not been recognized in the consolidated statement of financial position and will not be recognized until such time when there is more certainty in relation to the availability of future taxable profits.

Income tax
Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws, and the amount and timing of future taxable income. These uncertainties may require management to adjust expectations based on changes in circumstances, which may impact the amount of deferred tax assets and deferred tax liabilities recognized in the consolidated statement of financial position and the amount of other tax losses and temporary differences not yet recognized. In such circumstances, some or all of the carrying amounts of recognized deferred tax assets and liabilities may require adjustment, resulting in a corresponding credit or charge to profit or loss or other comprehensive income/(loss).
*Prior period comparative information has been restated due to a voluntary change in the Group’s presentation currency from AUD to USD, refer to note 2 for further details.

Iris Energy Limited Notes to the consolidated financial statements 30 June 2022

Note 4. Operating segments

Identification of reportable operating segments
The Group consists of a single operating segment, being the operation of building and operating data center sites for the purpose of Bitcoin mining and reports to the CODM on the performance of the Group as a whole.

Major customers
The Group generated 100% of Bitcoin mining revenues (2021: 100%) through the provision of computing power to two Bitcoin mining pools (2021: three) for the year ended 30 June 2022.

Note 5. Other income
	Consolidated
	Year ended 30 June 2022	Year ended 30 June 2021 (restated*)
	US$'000	US$'000

Net gain on disposal of property, plant and equipment	12	-
Government grants	-	165
Insurance recoveries	-	418
Proceeds from the issuance of options to Executive Directors	-	7

	12	590

Insurance proceeds were received during the years ended 30 June 2021 and 30 June 2020 in relation to a building fire from an adjacent property at the Group’s Canal Flats, British Columbia site in 2020.

Note 6. Depreciation
	Consolidated
	Year ended 30 June 2022	Year ended 30 June 2021 (restated*)
	US$'000	US$'000

Depreciation of property, plant and equipment	7,682	1,209
Depreciation of right-of-use assets	59	43

	7,741	1,252

Note 7. Other operating expenses
	Consolidated
	Year ended 30 June 2022	Year ended 30 June 2021 (restated*)
	US$'000	US$'000

Insurance	5,065	95
Advertising, marketing and sponsorship	305	29
Office rental and expenses	177	92
Site expenses	1,644	170
Charitable donations	464	-
Filing fees	462	1
Site identification costs	258	-
Non-refundable sales tax	2,469	-
Other expenses	861	79

Total other expenses	11,705	466

*Prior period comparative information has been restated due to a voluntary change in the Group’s presentation currency from AUD to USD, refer to note 2 for further details.

Iris Energy Limited Notes to the consolidated financial statements 30 June 2022

Note 8. Finance expense

	Consolidated
	Year ended 30 June 2022	Year ended 30 June 2021 (restated*)
	US$'000	US$'000

Interest expense on borrowings	5,343	311
Interest expense on hybrid financial instruments	26,748	14,182
Interest expense on lease liabilities	99	22
Amortization of capitalized borrowing costs	2,508	1,968
Loss on embedded derivatives held at fair value through profit or loss	390,743	44,692

	425,441	61,175

Note 9. Income tax expense
	Consolidated
	Year ended 30 June 2022	Year ended 30 June 2021 (restated*)
	US$'000	US$'000

Numerical reconciliation of income tax expense and tax at the statutory rate
Loss before income tax expense	(417,046)	(59,151)

Tax at the statutory tax rate of 30% (2021: 26%)	(125,114)	(15,379)
Tax effect amounts which are not deductible/(taxable) in calculating taxable income:
Non-deductible/non-allowable items	128,643	16,061
	3,529	682
Current year tax losses not recognized	534	704
Recognition of previously unrecognized tax losses	(1,019)	(240)
Difference in overseas tax rates	203	(3)
Impact of future tax rate changes	-	94
Current year temporary differences not recognized	-	2
Prior year current tax under/(over) provision	(523)	-

Income tax expense	2,724	1,239

	Consolidated
	Year ended 30 June 2022	Year ended 30 June 2021 (restated*)
	US$'000	US$'000

Income tax expense
Current tax	672	532
Deferred tax	2,052	707

Income tax expense	2,724	1,239

The Group’s statutory tax rate is determined by the parent entity’s statutory tax rate. Iris Energy Limited is the ultimate parent entity incorporated in Australia. For the year ended 30 June 2021, Iris Energy Limited was considered a Base Rate Entity (‘BRE’) under Australian tax legislation with a statutory tax rate of 26%. For the year ended 30 June 2022, the Group’s aggregated turnover exceeded the BRE threshold of $34,474,000 (A$50,000,000) and is therefore subject to a statutory tax rate of 30%.
*Prior period comparative information has been restated due to a voluntary change in the Group’s presentation currency from AUD to USD, refer to note 2 for further details.

Iris Energy Limited Notes to the consolidated financial statements 30 June 2022

Note 9. Income tax expense (continued)
Unrecognized deferred tax assets

		Consolidated
	30 June 2022	30 June 2021	30 June 2020
	US$’000	(restated*) US$’000	(restated*) US$’000

Available tax losses	19,268	7,239	4,065

Tax effect at the applicable tax rate for each jurisdiction	5,117	1,887	1,021
Deferred tax asset on tax losses recognized to the extent of taxable temporary differences	3,854	798	649
Deferred tax asset on losses not recognized	1,263	1,089	372

The total available tax losses above have not been recognized in the consolidated statement of financial position. These tax losses can only be utilized against availability of future available profits. These tax losses are not expected to expire.

Recognized deferred tax assets and liabilities on the consolidated statement of financial position
The following are the major deferred tax assets and liabilities recognised by the Group and movements thereon during the current and prior reporting period.

Deferred tax assets	Tax losses	Employee benefits	Property, plant and equipment	Unrealized foreign exchange losses	Capital raising costs	Other deferred tax assets	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000

As at 1 July 2020	-	-	-	-	-	-	-
Credit/(charge) to profit or loss	798	31	-	-	82	-	911
Credit direct to equity	-	-	-	-	-	-	-
As at 30 June 2021 (*restated)	798	31	-	-	82	-	911

Credit/(charge) to profit or loss	3,056	82	15	725	(260)	1,222	4,840
Credit direct to equity	-	-	-	-	4,805	-	4,805
	3,854	113	15	725	4,627	1,222	10,556
Offset against deferred tax liability							(8,321)
As at 30 June 2022							2,235

Deferred tax liabilities	Property, plant and equipment	Unrealized foreign exchange gains	Other deferred tax liabilities	Total
	US$'000	US$'000	US$'000	US$'000

As at 1 July 2020	-	-	-	-
Credit/(charge) to profit or loss	(798)	(820)	-	(1,618)
Credit direct to equity	-	-	-	-
As at 30 June 2021 (*restated)	(798)	(820)	-	(1,618)

Credit/(charge) to profit or loss	(3,894)	(2,651)	(347)	(6,892)
Credit direct to equity	-	-	-	-
	(4,692)	(3,471)	(347)	(8,510)
Offset against deferred tax asset				8,321
As at 30 June 2022				(189)

*Prior period comparative information has been restated due to a voluntary change in the Group’s presentation currency from AUD to USD, refer to note 2 for further details.

Iris Energy Limited Notes to the consolidated financial statements 30 June 2022

Note 9. Income tax expense (continued)
The deferred tax assets balance increased by $9,645,000 during the year ended 30 June 2022. $4,840,000 of this increase, has been recorded in the consolidated statement of profit or loss. The remaining movement of $4,805,000 is a deferred tax asset recognised on the IPO underwriting fees and associated capital raising costs which are recorded directly in equity.

The deferred tax liabilities balance increased by $6,892,000 during the year ended 30 June 2022. This movement has been recorded in the consolidated statement of profit or loss.

In accordance with the Group's income tax accounting policy (see note 2), the deferred tax assets and liabilities balances have been offset. The remaining net deferred tax assets and liabilities balances of $2,235,000 and $189,000 respectively have been recorded on the consolidated statement of financial position as at 30 June 2022.

Note 10. Cash and cash equivalents

	Consolidated
	30 June 2022	30 June 2021 (restated*)
	US$'000	US$'000

Current assets
Cash at bank	109,970	38,990

Note 11. Other receivables

	Consolidated
	30 June 2022	30 June 2021 (restated*)
	US$'000	US$'000

Current assets
Other receivables	1	55
Loan receivable	2,320	-
Provincial sales tax receivable	10,023	-
Interest receivable	75	1
GST receivable	11,235	737

	23,654	793

*Prior period comparative information has been restated due to a voluntary change in the Group’s presentation currency from AUD to USD, refer to note 2 for further details.

Iris Energy Limited Notes to the consolidated financial statements 30 June 2022

Note 12. Mining hardware prepayments

	Consolidated
	30 June 2022	30 June 2021 (restated*)
	US$'000	US$'000

Non-current assets
Mining hardware prepayments	158,184	75,129

Mining hardware prepayments represent payments made by the Group for the purchase of mining hardware that is yet to be delivered. These prepayments are in accordance with payment schedules set out in relevant purchase agreements with hardware manufacturers.

Certain subsidiaries of the Group have entered into three binding hardware purchase agreements with Bitmain. The first two agreements relate to hardware that is expected to enable the Group to achieve 4.3 EH/s of operating capacity. The third agreement is a $400,000,000 hardware purchase agreement for approximately 10 EH/s of miners.

On 1 August 2022, the Group announced that it had reached agreement with Bitmain to ship an additional 1.7 EH/s of miners under the third agreement, which is expected to increase the Group’s operating capacity to 6.0 EH/s.

As at 30 June 2022, the Group held $158,184,000 in prepayments made to Bitmain for future mining hardware deliveries.
$76,133,000 of this balance relates to deliveries expected to be installed during the year ended 30 June 2023 which are expected to take the Group’s operating capacity to 6.0 EH/s.

The remaining $82,051,000 of the $158,184,000 held as at 30 June 2022, relates to future deliveries beyond the expected operating capacity of 6.0 EH/s (in respect of 25% of the purchase price of the respective batches under the third hardware purchase agreement referenced above). The relevant subsidiary of the Group has not made all recent scheduled payments under this contract and does not currently expect to make upcoming payments in respect of any such additional future deliveries under this contract. Utilization of the $82,051,000 of prepayments, continue to be subject to ongoing discussions with Bitmain.

Under the third Bitmain contract, if the relevant subsidiary fails to pay the remaining commitments as and when they become due (and fail to make a written request to Bitmain no less than five business days prior to the relevant deadline and obtain Bitmain’s written consent), Bitmain is entitled to terminate the shipment of the respective batch of equipment and that subsidiary will be liable for reasonable, non-penalty liquidated damages of 20% of the purchase price of such batch. If there is any remaining balance after deducting the non-penalty liquidated damages from prepayments made under this contract, such remaining balance will be refunded free of any interest. If the relevant subsidiary fails to pay down payments due under this contract by the prescribed deadlines it may also be responsible for any loss incurred by Bitmain in relation to the production or procurement of that relevant batch of mining hardware.
See note 2 and 36 for further information.
Note 13. Prepayments and deposits

	Consolidated
	30 June 2022	30 June 2021 (restated*)
	US$'000	US$'000

Current assets
Security deposits	18,972	155
Prepayments	7,658	492

	26,630	647

*Prior period comparative information has been restated due to a voluntary change in the Group’s presentation currency from AUD to USD, refer to note 2 for further details.

Iris Energy Limited Notes to the consolidated financial statements 30 June 2022

Note 14. Property, plant and equipment

	Consolidated
	30 June 2022	30 June 2021 (restated*)

Non-current assets	US$'000	US$'000
Land - at cost	1,836	403

Buildings - at cost	13,768	3,511
Less: Accumulated depreciation	(686)	(231)
	13,082	3,280

Plant and equipment - at cost	3,564	2,844
Less: Accumulated depreciation	(364)	(157)
	3,200	2,687

Mining hardware - at cost	171,120	5,448
Less: Accumulated depreciation	(7,973)	(1,181)
Less: Impairment	-	(346)
	163,147	3,921

Assets under construction - at cost	66,297	5,644

	247,562	15,935

Reconciliations
Reconciliations of the written down values at the beginning and end of the current and previous financial year are set out below:

	Land	Buildings	Plant and equipment	Mining hardware	Assets under construction	Total
Consolidated	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000

Balance as at 1 July 2020	166	3,085	1,275	3,512	-	8,038
Additions	229	150	1,371	1,653	5,550	8,953
Disposals	-	-	(2)	(202)	-	(204)
Exchange differences	8	293	161	233	94	789
Impairment of assets	-	(79)	-	(353)	-	(432)
Depreciation expense (note 6)	-	(169)	(118)	(922)	-	(1,209)

Balance as at 30 June 2021	403	3,280	2,687	3,921	5,644	15,935
Additions	1,466	10,603	844	168,899	61,650	243,462
Disposals	-	-	-	(28)	-	(28)
Exchange differences	(33)	(330)	(114)	(2,651)	(997)	(4,125)
Depreciation expense (note 6)	-	(471)	(217)	(6,994)	-	(7,682)

Balance as at 30 June 2022	1,836	13,082	3,200	163,147	66,297	247,562

Mining hardware includes both installed hardware units and units that have been delivered but are in storage, yet to be installed. Depreciation of mining hardware commences once units are installed onsite and available for use. Assets under construction includes costs related to sites at Mackenzie and Prince George in British Columbia and Childress, Texas.
*Prior period comparative information has been restated due to a voluntary change in the Group’s presentation currency from AUD to USD, refer to note 2 for further details.

Iris Energy Limited Notes to the consolidated financial statements 30 June 2022

Note 15. Right-of-use assets

	Consolidated
	30 June 2022	30 June 2021 (restated*)
	US$'000	US$'000

Non-current assets	1,309	1,051
Land and buildings - right-of-use asset	(56)	(8)
Less: Accumulated depreciation	1,253	1,043

Prepaid hosting fees right-of-use asset	-	431
Less: Accumulated depreciation		(70)
	-	361

	1,253	1,404

Reconciliations
Reconciliations of the written down values at the beginning and end of the current and previous financial year are set out below:
Consolidated	Prepaid hosting fees US$'000	Land and buildings US$'000	Total US$'000

Balance as at 1 July 2020	397	-	397
Additions	-	1,038	1,038
Exchange differences	-	12	12
Depreciation (note 6)	(36)	(7)	(43)

Balance as at 30 June 2021	361	1,043	1,404
Additions	-	298	298
Disposals	(185)	-	(185)
Exchange differences	-	(38)	(38)
Impairment of assets	(167)	-	(167)
Depreciation (note 6)	(9)	(50)	(59)

Balance as at 30 June 2022	-	1,253	1,253

The prepaid hosting fee right-of-use asset for a facility based in USA has been impaired as the Group is focused on executing its strategy to build, own and operate data centers. The contract was terminated during the year ended 30 June 2022.

The land right-of-use asset represents a 30-year lease of a site in Prince George, British Columbia, Canada, as well as a 3- year lease of a corporate office in Sydney, Australia.

The Group has elected not to recognise right-of-use assets and lease liabilities for short-term leases that have a term of 12 months or less, and leases of low value assets. The Group recognises the lease payments associated with these leases as an expense on a straight-line basis over the lease term.
*Prior period comparative information has been restated due to a voluntary change in the Group’s presentation currency from AUD to USD, refer to note 2 for further details.

Iris Energy Limited Notes to the consolidated financial statements 30 June 2022

Note 16. Goodwill

	Consolidated
	30 June 2022	30 June 2021 (restated*)
	US$'000	US$'000

Non-current assets
Goodwill - at cost	634	659

Reconciliations of the goodwill balance at the beginning and end of the current and previous financial year is set out below:

Consolidated	Goodwill US$'000

Balance as at 1 July 2020	568
Exchange differences	91

Balance as at 30 June 2021	659
Exchange differences	(25)

Balance as at 30 June 2022	634

The Group operates as a single cash generating unit. To determine if goodwill is impaired, the carrying value of the identified CGU to which the goodwill is allocated is compared to its recoverable amount.

The recoverable amount of the CGU is based on ‘value in use’ calculations, determined by discounting the future cash flows to be generated from continuing the use of the CGU. Cash flow projections have been based on management’s best estimates covering a three-year period. Cashflows beyond this three-year period are extrapolated using a growth rate of 2.5%. The growth rate does not exceed the long-term average growth rate for the business. The Group has applied post-tax discount rates to discount the forecast future attributable post-tax cash flows. The equivalent pre-tax discount rate used to present value the cash flow projections was 23.5%.
Management determined that the Group’s carrying value was supported by its recoverable amount and no impairment exists at the reporting date. In forecasting cash flows over the three-year period, management has assumed bitcoin price and global hashrate based on historic data, completion of key construction sites within the Group, increasing the expected operating hashrate to 6.0 EH/s before the end of the fiscal year 2023 and electricity costs remain within the current regulated levels in British Columbia, Canada and at forecasted external market pricing in unregulated markets.
*Prior period comparative information has been restated due to a voluntary change in the Group’s presentation currency from AUD to USD, refer to note 2 for further details.

Iris Energy Limited Notes to the consolidated financial statements 30 June 2022

Note 17. Borrowings

	Consolidated
	30 June 2022	30 June 2021 (restated*)
	US$’000	US$’000

Current liabilities
Mining hardware finance	61,988	7,163
Capitalized borrowing costs – mining hardware finance	(1,774)	(1,116)
Mining hardware finance accrued interest	189	-
SAFE	-	3,130
Convertible notes	-	63,715
Capitalized borrowing costs – convertible notes	-	(914)
Lease liability	81	5

	60,484	71,983

Non-current liabilities
Mining hardware finance	47,421	12,189
Capitalized borrowing costs – mining hardware finance	(803)	(1,353)
Lease liability	1,185	1,004

	47,803	11,840

	108,287	83,823

Refer to note 25 for further information on financial instruments.
Mining hardware finance
During the year ended 30 June 2021, certain subsidiaries within the Group entered into limited recourse equipment financing and security agreements pursuant to which various mining hardware was financed. These facilities carry an annual contractual interest rate of 12% and are denominated in United States dollars. The facilities are repaid through blended monthly payments of interest and principal with the final payment due to the financier on 25 September 2023.

On 24 March 2022, a subsidiary within the Group entered into a $71,196,000 limited recourse equipment finance and security agreement with NYDIG ABL LLC. The facility has a contractual term of 25 months and is secured by 19,800 Bitmain S19j Pro miners (1.98 EH/s) with an applicable interest rate of 11% per annum. The facilities are repaid through blended monthly payments of principal and interest with the final payment due April 2024. All of the mining hardware facilities held by the Group are contracted directly between the third-party financier and the relevant Canadian subsidiaries of the Group.

SAFE
During the year ended 30 June 2021, on 28 October 2020, the Group entered into a Simple Agreement for Future Equity (‘SAFE’) with a total face value of $2,955,000 and a maturity term of 12 months. The SAFE instruments were to be settled at the earlier of an exit event (being a listing, a share sale or the sale of all or substantially all the assets of the Company) or maturity. Upon initial recognition, an embedded derivative was recognized separately as a derivative liability at fair value (see note 18).

Convertible notes
On 5 January 2021, the Group issued convertible notes with a total face value of $19,606,000. These notes had a maturity term of 12 months and an annual contractual interest rate of 12%. Upon initial recognition, an embedded derivative was recognized separately as a derivative liability at fair value (see note 18).

On 1 April 2021, the Group issued convertible notes with a total face value of $83,345,000. These notes had maturity term of 12 months and an annual contractual interest rate of 12%. Upon initial recognition, an embedded derivative was recognized separately as a derivative liability at fair value (see note 18).

*Prior period comparative information has been restated due to a voluntary change in the Group’s presentation currency from AUD to USD, refer to note 2 for further details.

Iris Energy Limited Notes to the consolidated financial statements 30 June 2022

Note 17. Borrowings (continued)

On 8 October 2021, the Group issued convertible notes with a total face value of $111,484,000. These notes had maturity term of 12 months and an annual contractual interest rate of 12%.
All SAFE and convertible note instruments issued by the Group mandatorily converted to ordinary shares on 16 November 2021 immediately prior to the IPO on 17 November 2021. The Group was obliged to repay the notes and accrued interest in cash on maturity, if the notes had not been converted into ordinary shares. See note 21 for further details.

Lease liabilities
A lease liability has been recognized in relation to a 30-year lease of a site in Prince George, British Columbia, Canada which was entered into in March 2021. Another has been recognized in relation to a 3-year lease of a corporate office site in Sydney, Australia which was entered into in May 2022.
Note 18. Embedded derivatives

	Consolidated
	30 June 2022	30 June 2021 (restated*)
	US$'000	US$'000

Current liabilities held at fair value through profit or loss
Embedded derivative – SAFE (issued 28 October 2020)	-	7,424
Embedded derivative – convertible note (issued 5 January 2021)	-	51,307
Embedded derivative – convertible note (issued 1 April 2021)	-	37,990

	-	96,721

All SAFE and convertible note instruments issued by the Group converted to ordinary shares on 16 November 2021 immediately prior to the IPO on 17 November 2021.

Refer to note 25 for further information on financial instruments.

Refer to note 26 for further information on fair value measurement.
*Prior period comparative information has been restated due to a voluntary change in the Group’s presentation currency from AUD to USD, refer to note 2 for further details.

Iris Energy Limited Notes to the consolidated financial statements 30 June 2022

Note 19. Provisions

	Consolidated
	30 June 2022	30 June 2021 (restated*)
	US$’000	US$’000
Current liabilities
Provision for non-refundable sales tax	2,469	-

Non-Refundable Sales Tax
The Canada Revenue Agency (‘CRA’) is currently conducting an audit of input tax credits (‘ITCs’) claimed by several of the Group’s Canadian subsidiaries during the period October 2019 to December 2021. The CRA has issued an assessment in relation to one of the entities which, the Directors believe would be applied across the Group’s Canadian subsidiaries. Under the proposed decision, the CRA has noted that ITCs claimed by the Group would be allowed. However, the Canadian subsidiaries would also be required to remit an amount of 5% on services exported to the Australian parent under an intercompany service agreement. The export of services typically attract a 0% rate of GST in Canada. If GST were to apply to these services at a rate of 5%, the Australian parent may not be permitted to recover this tax
The Group has submitted additional information to the CRA to further support the ITCs claimed and the 0% rate applied to the exported services and will consider proceeding with an administrative appeal process.

As at 30 June 2022, the Group holds $11,235,000 in ITCs as an 'other receivable' (refer to note 11). If the decision were to be upheld, the Group would receive a refund from the CRA of approximately $8,766,000 (representing a refund of the $11,235,000 ITCs claimed to 30 June 2022 less a non-refundable GST liability of $2,469,000 on intercompany service revenue as at 30 June 2022). The Group has provided for the potential liability as at 30 June 2022.

The Group has no other provisions as at 30 June 2022 (30 June 2021: Nil).

Note 20. Trade and other payables

	Consolidated
	30 June 2022	30 June 2021 (restated*)
	US$’000	US$’000

Current liabilities
Trade payables	13,230	545
Other payables	197	99
Advance payment in relation to share-based payments	-	183
Accrued expenses	5,386	291

	18,813	1,118

*Prior period comparative information has been restated due to a voluntary change in the Group’s presentation currency from AUD to USD, refer to note 2 for further details.

Iris Energy Limited Notes to the consolidated financial statements 30 June 2022

Note 21. Issued capital

	Consolidated
	30 June 2022	30 June 2021	30 June 2022	30 June 2021 (restated*)
	Shares	Shares	US$’000	US$’000

Ordinary shares – fully paid and unrestricted	53,028,867	19,828,593	926,581	10,338

Movements in ordinary share capital
Details	Date	Shares	US$’000

Balance	1 July 2020	19,828,593	10,338

Balance	1 July 2021	19,828,593	10,338
Conversion of hybrid financial instruments	16 November 2021	24,835,118	695,383
Ordinary shares issued (IPO)	17 November 2021	8,269,231	231,539
Share-based payments, prepaid in advance	31 December 2021	95,925	177
IPO capital raise costs, net of tax		-	(10,856)

Balance	30 June 2022	53,028,867	926,581

Ordinary shares
Ordinary shares entitle the holder to participate in dividends and the proceeds on the winding up of the Company in proportion to the number of and amounts paid on the shares held. The fully paid ordinary shares have no par value and the Company does not have a limited amount of authorized capital.

Initial Public offering
The Company listed its 55,036,108 ordinary shares on Nasdaq as part of an IPO on 17 November 2021. 8,269,231 ordinary shares were issued as part of this offering at a price of $28.00. Total proceeds (net of underwriting fees) of $215,330,775 were raised by the Group as part of this offering.
Conversion of hybrid financial instruments
On 16 November 2021, immediately prior to the IPO on 17 November 2021, all hybrid financial instruments (convertible notes and simple agreement for future equity ‘SAFE’) converted to equity in accordance with the underlying deeds. 24,835,118 ordinary shares were issued to noteholders on conversion of these instruments, resulting in a corresponding increase in issued capital of $695,383,000 (based on a conversion share price fair value of $28.00 on 16 November 2021). As at 30 June 2022, there are no outstanding convertible instruments issued by the Group.

Share based payments, prepaid in advance
During the year ended 30 June 2020, the Company issued 95,925 restricted share-based payments, prepaid in advance. The restrictions on these shares expired on 31 December 2021 with the corresponding liability converting to equity. As at 30 June 2022, there are no restricted share-based payments, prepaid in advance (30 June 2021: 95,925).
Loan-funded shares
As at 30 June 2022, there are 1,954,049 (30 June 2021: 2,260,614) restricted ordinary shares issued to management under the Employee Share Plan as well as certain non-employee founders of Podtech Innovation Inc. The total number of ordinary shares outstanding (including the restricted shares) is 54,982,916 as at 30 June 2022 (30 June 2021: 22,089,207).
Capital risk management
The Group’s objectives when managing capital is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business.
*Prior period comparative information has been restated due to a voluntary change in the Group’s presentation currency from AUD to USD, refer to note 2 for further details.

Iris Energy Limited Notes to the consolidated financial statements 30 June 2022

Note 21. Issued capital (continued)
Capital is regarded as total equity, as recognized in the consolidated statement of financial position, plus net debt. Net debt is calculated as total borrowings less cash and cash equivalents.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares, issue new debt or sell assets to reduce debt.

Note 22. Reserves

	Consolidated
	30 June 2022	30 June 2021 (restated*)
	US$’000	US$’000

Foreign currency translation reserve	(21,014)	1,851
Share-based payments reserve	14,200	992

	(6,814)	2,843

Foreign currency translation reserve
The reserve is used to recognize exchange differences arising from the translation of the financial statements of foreign operations to United States dollar.

Share-based payments reserve
The reserve is used to recognize the value of equity benefits provided to employees and Directors as part of their remuneration, and other parties as part of their compensation for services.
Note 23. Dividends

There were no dividends paid, recommended or declared during the current or previous financial year.

Note 24. Earnings per share

	Consolidated
	30 June 2022	30 June 2021 (restated*)
	US$'000	US$'000

Loss after income tax	(419,770)	(60,390)

	Number	Number

Weighted average number of ordinary shares used in calculating basic earnings per share	40,941,074	20,629,327

Weighted average number of ordinary shares used in calculating diluted earnings per share	40,941,074	20,629,327

	Cents	Cents

Basic earnings per share	(1,025.30)	(292.74)
Diluted earnings per share	(1,025.30)	(292.74)

As the Group has recorded a loss after tax for all years presented, any potential ordinary shares are antidilutive
*Prior period comparative information has been restated due to a voluntary change in the Group’s presentation currency from AUD to USD, refer to note 2 for further details.

Iris Energy Limited Notes to the consolidated financial statements 30 June 2022

Note 25. Financial instruments

Financial risk management objectives
The Group has a simple capital structure and its principal financial assets are cash and cash equivalents and receivables. The Group is subject to market risk by way of being exposed to daily volatility in the Bitcoin price and variations in foreign exchange rates. The Group has limited exposure to credit risk. The Group holds cash and cash equivalents with regulated authorized deposit taking institutions which have strong credit ratings. The Group may also be exposed to liquidity and capital risk, due to the nature of operations and the requirements to pay mining hardware commitments.
Risk management is carried out by senior executives who identify, evaluate and hedge financial risks.
Market risk

Foreign currency risk
The Group undertakes certain transactions denominated in foreign currency and is exposed to foreign currency risk through foreign exchange rate fluctuations.

Foreign exchange risk arises from future commercial transactions and recognized financial assets and financial liabilities denominated in a currency that is not the entity’s functional currency. The risk is measured using sensitivity analysis and cash flow forecasting.

The Group’s exposure to foreign currency risk arises when a Group entity holds a financial asset or liability in a currency other than the functional currency of that entity. At the end of the reporting period, the Group’s exposure to foreign currency risk was as follows (denominated in US dollars):
	Assets		Liabilities
	30 June 2022	30 June 2021 (restated*)	30 June 2022	30 June 2021 (restated*)
Consolidated	US$’000	US$’000	US$’000	US$’000

US dollars	96,648	34,407	110, 265	20,153
Canadian dollars	154,328	48,043	30,135	-

	250,976	82,450	140,400	20,153

Sensitivity analysis
The following table illustrates sensitivities to the Group’s exposure to changes in exchange rates. The sensitivity analysis includes external loans as well as loans to foreign operations within the Group where the denomination of the loan is in a currency other than the currency of the lender or the borrower. The table indicates the impact on how profit and equity values reported at the end of the reporting period would have been affected by changes in the relevant risk variables that management considers to be reasonably possible. These sensitivities assume that the movement in a particular variable is independent of other variables, each scenario assumes no change to other variables.

	Change	Strenthened Effect on profit before tax	Effect on equity	Change	Weakened Effect on profit before tax	Effect on equity
Consolidated – 30 June 2022%		US$’000	US$’000%		US$’000	US$’000

US dollar	10%	(1,238)	(1,238)	10%	1,513	1,513
Canadian dollar	10%	23,386	23,386	10%	(23,386)	(23,386)
Australian dollar	10%	(22,152)	(22,152)	10%	21,896	21,896

		(4)	(4)		23	23

*Prior period comparative information has been restated due to a voluntary change in the Group’s presentation currency from AUD to USD, refer to note 2 for further details.

Iris Energy Limited Notes to the consolidated financial statements 30 June 2022

Note 25. Financial instruments (continued)

Consolidated – 30 June 2021	Change	Strengthened Effect on profit before tax	Effect on equity	Change	Weakened Effect on profit before tax	Effect on equity
(restated*)%		US$’000	US$’000%		US$’000	US$’000

US dollar	10%	1,296	1,296	10%	(1,584)	(1,584)
Canadian dollar	10%	6,733	6,733	10%	(6,733)	(6,733)
Australian dollar	10%	(8,104)	(8,104)	10%	8,212	8,212

		(75)	(75)		(105)	(105)

Price risk
The Group is exposed to daily price risk on Bitcoin rewards it generates through contributing computing power to mining pools. Bitcoin rewards are liquidated on a daily basis and no Bitcoin is held as at the reporting period end (30 June 2021: nil).

Interest rate risk
The Group has limited exposure to interest rate risk, which is the risk that a financial instrument’s value will fluctuate as a result of changes in the market interest rates on variable interest-bearing financial instruments. The Group does not, at this time, use derivatives to mitigate these exposures. The Group’s cash and cash equivalents consist of balances available on demand which are held with regulated financial institutions and do not expose the Group to interest rate risk.
The Group is not subject to any interest rate risk on its borrowings as all Group borrowings have fixed interest rates.
Credit risk
The Group is exposed to counterparty credit risk from exchanges and mining pools. It mitigates this risk by maintaining relationships with various alternative mining pools and transferring fiat currency to its Australian bank account on a regular basis.
Liquidity risk
The Group is exposed to liquidity risk and is required to maintain sufficient liquid assets (mainly cash and cash equivalents) and available borrowing facilities to be able to pay contractual obligations as and when they become due and payable. The Group manages liquidity risk by continuously monitoring forecast and actual cash flows and matching the maturity profiles of financial assets and liabilities. The Group regularly updates cash projections for changes in business and fluctuations in the Bitcoin price. Refer to the Going Concern section within note 2 for further information in relation to how the Group intends to meet its short-term contractual obligations.

*Prior period comparative information has been restated due to a voluntary change in the Group’s presentation currency from AUD to USD, refer to note 2 for further details.

Iris Energy Limited Notes to the consolidated financial statements 30 June 2022

Note 25. Financial instruments (continued)

Remaining contractual maturities
The following table details the Group’s remaining contractual maturity for its financial instrument liabilities. The table has been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the financial liabilities are required to be paid. The tables include both interest and principal cash flows disclosed as remaining contractual maturities and therefore these totals may differ from their carrying amount in the consolidated statement of financial position.

	Weighted average contractual interest rate	1 year or less	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Remaining contractual maturities
Consolidated – 30 June 2022%		US$’000	US$’000	US$’000	US$’000	US$’000

Non-derivatives
Non-interest bearing
Trade and other payables	-	18,813	-	-	-	18,813

Interest-bearing – fixed rate
Mining hardware finance	11.35%	61,988	47,421	-	-	109,409
Lease liability	-	207	222	443	2,435	3,307
Total non-derivatives		81,008	47,643	443	2,435	131,529

	Weighted average contractual interest rate	1 year or less	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Remaining contractual maturities
Consolidated – 30 June 2021 (restated*)%		US$’000	US$’000	US$’000	US$’000	US$’000

Non-derivatives
Non-interest bearing
Trade and other payables	-	545	-	-	-	545

Interest-bearing – fixed rate
Mining hardware finance	12.00%	18,159	36,364	8,583	-	63,106
Convertible notes issued 5 January 2021	12.00%	21,467	-	-	-	21,467
Convertible notes issued 1 April 2021	12.00%	98,311	-	-	-	98,311
Lease liability	-	98	106	319	2,638	3,161
Total non-derivatives		138,580	36,470	8,902	2,638	186,590

*Prior period comparative information has been restated due to a voluntary change in the Group’s presentation currency from AUD to USD, refer to note 2 for further details.

Iris Energy Limited Notes to the consolidated financial statements 30 June 2022

Note 26. Fair value measurement

Fair value hierarchy
The Group does not have any financial assets measured at fair value. The following table does not include fair value information for assets and liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value. The Group’s financial liabilities have been measured and disclosed at fair value, using a three-level hierarchy, based on the lowest level of input that is significant to the entire fair value measurement, being:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

Level 3: Unobservable inputs for the asset or liability

As at 30 June 2022, the carrying value of all of the Group’s financial liabilities represented a reasonable approximation of the fair value of such liabilities.

Consolidated – 30 June 2021 (restated*)	Level 1 US$’000	Level 2 US$’000	Level 3 US$’000	Total US$’000

Financial Liabilities
Embedded derivative - SAFE (issued 28 October 2020)	-	-	7,424	7,424
Embedded derivative - convertible note (issued 5 January 2021)	-	-	51,307	51,307
Embedded derivative - convertible note (issued on 1 April 2021)	-	-	37,990	37,990
Total liabilities	-	-	96,721	96,721

During the financial year ended 30 June 2021, the Group issued SAFE notes and two tranches of convertible notes. Embedded derivatives were identified and recognized at fair value upon initial recognition of each of these instruments. These embedded derivatives were held at fair value through profit or loss. On 16 November 2021, immediately prior to IPO on 17 November 2021, the Group converted all outstanding convertible notes and SAFE instruments to equity in line with the associated terms attached to each instrument.
There were no transfers between levels during the financial year.

The carrying amounts of trade and other receivables and trade and other payables are assumed to approximate their fair values due to their short-term nature.

Valuation techniques for fair value measurements categorized within level 3
An instrument is included in level 3 if the financial instrument is not traded in an active market and if the fair value is determined by using valuation techniques that are not based on the use of observable market data for all significant inputs. The estimated fair value approximates to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Specific valuation techniques used to value level 3 financial instruments include:
•	Monte-Carlo pricing simulations; and

•	Black-Scholes-Merton valuation model.

*Prior period comparative information has been restated due to a voluntary change in the Group’s presentation currency from AUD to USD, refer to note 2 for further details.

Iris Energy Limited Notes to the consolidated financial statements 30 June 2022

Note 26. Fair value measurement (continued)
Level 3 liabilities
Movements in level 3 liabilities during the current and previous financial year are set out below:
	Embedded derivatives	Total
Consolidated	US$’000	US$’000

Balance as at 1 July 2020	-	-
Fair value of embedded derivatives at issuance date	52,029	52,029
Loss recognized in profit and loss	44,692	44,692

Balance as at 30 June 2021	96,721	96,721
Fair value of embedded derivatives at issuance date	65,311	65,311
Loss recognized in profit and loss	390,743	390,743
Embedded derivatives converted to Equity on 16 November 2022	(552,775)	(552,775)

Balance as at 30 June 2022	-	-

Note 27. Commitments

As at 30 June 2022, the Group had commitments of $346,623,000 (includes estimated shipping and non-refundable sales tax) (30 June 2021: $156,630,000) which are payable in installments from July 2022 to October 2023. These commitments include committed capital expenditure on infrastructure and long-term purchase contracts in relation to mining hardware.

The committed amounts are payable as set out below:
	Consolidated
	30 June 2022	30 June 2021 (restated*)
	US$’000	US$’000

Amounts payable within 12 months of balance date	322,706	148,274
Amounts payable after 12 months of balance date	23,917	8,356

	346,623	156,630

Certain subsidiaries of the Group have entered into three binding hardware purchase agreements with Bitmain. The first two agreements relate to hardware that is expected to enable the Group to achieve 4.3 EH/s of operating capacity. The third agreement is a $400,000,000 hardware purchase agreement for approximately 10 EH/s of miners.

On 1 August 2022, the Group announced that it had reached agreement with Bitmain to ship an additional 1.7 EH/s of miners under the third agreement, which is expected to increase the Group’s operating capacity to 6.0 EH/s.

As at 30 June 2022 commitments of $316,160,000 (including estimated shipping and non-refundable sales tax) relates to the third agreement with Bitmain, payable in installments from July 2022 until October 2023. The relevant subsidiary of the Group has not made all scheduled payments under this contract and does not currently expect to make upcoming payments in respect of any such additional future deliveries under this contract. This contract is subject to ongoing discussions with Bitmain.

Under the third Bitmain contract, if the relevant subsidiary fails to pay the remaining commitments as and when they become due (and fail to make a written request to Bitmain no less than five business days prior to the relevant deadline and obtain Bitmain’s written consent), Bitmain is entitled to terminate the shipment of the respective batch of equipment and that subsidiary will be liable for reasonable, non-penalty liquidated damages of 20% of the purchase price of such batch. If there is any remaining balance after deducting the non-penalty liquidated damages from prepayments made under this contract, such remaining balance will be refunded free of any interest. If the relevant subsidiary fails to pay down payments due under this contract by the prescribed deadlines it may also be responsible for any loss incurred by Bitmain in relation to the production or procurement of that relevant batch of mining hardware.
*Prior period comparative information has been restated due to a voluntary change in the Group’s presentation currency from AUD to USD, refer to note 2 for further details.

Iris Energy Limited Notes to the consolidated financial statements 30 June 2022

Note 28. Interests in subsidiaries

The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiaries in accordance with the accounting policy described in note 2:
		Ownership interest
		30 June 2022	30 June 2021
Name	Principal place of business / Country of incorporation	%	%

Iris Energy Custodian Pty Ltd	Australia	100%	100%
SA 1 Holdings Ltd	Australia	100%	100%
SA 2 Holdings Ltd	Australia	100%	100%
Podtech Data Centers Inc.	Canada	100%	100%
IE CA 1 Holdings Ltd.	Canada	100%	100%
IE CA 2 Holdings Ltd.	Canada	100%	100%
IE CA 3 Holdings Ltd.	Canada	100%	100%
IE CA 4 Holdings Ltd.	Canada	100%	100%
IE CA 5 Holdings Ltd.	Canada	100%	100%
IE CA Development Holdings Ltd.	Canada	100%	100%
IE CA Development Holdings 2 Ltd.	Canada	100%	100%
IE CA Development Holdings 3 Ltd.	Canada	100%	100%
IE CA Development Holdings 4 Ltd.	Canada	100%	100%
IE CA Development Holdings 5 Ltd	Canada	100%	100%
IE US 1, Inc.	United States of America	100%	100%
IE CA Development Holdings 7 Ltd.	Canada	100%	-
Iris Energy Holdings Pty Ltd.	Australia	100%	-
TAS 1 Holdings Ltd	Australia	100%	-
IE US Development Holdings 1 Inc.	United States of America	100%	-
IE US Holdings Inc.	United States of America	100%	-
IE US Development Holdings 3 Inc.	United States of America	100%	-
IE US Development Holdings 4 Inc.	United States of America	100%	-
IE US Operations Inc.	United States of America	100%	-
IE US Hardware 1 Inc.	United States of America	100%	-
IE US Hardware 2 Inc.	United States of America	100%	-
IE US Hardware 3 Inc.	United States of America	100%	-
IE US Hardware 4 Inc.	United States of America	100%	-

*Prior period comparative information has been restated due to a voluntary change in the Group’s presentation currency from AUD to USD, refer to note 2 for further details.

Iris Energy Limited Notes to the consolidated financial statements 30 June 2022

Note 29. Reconciliation of loss after income tax to net cash from/(used in) operating activities

	Consolidated
	Year ended 30 June 2022	Year ended 30 June 2021 (restated*)
	US$'000	US$'000

Loss after income tax expense for the year	(419,770)	(60,390)

Adjustments for:
Depreciation	7,741	1,252
Capital raising costs	4,212	-
Impairment of assets	167	432
Net loss/(gain) on disposal of non-current assets	(12)	202
Unrealized foreign exchange gains	(8,889)	(2,729)
Loss on embedded derivatives held at fair value through profit or loss	390,743	44,692
Interest expense on hybrid financial instruments	26,748	14,182
Amortization of capitalized borrowing costs	2,508	1,968
Share-based payment expense	13,896	805

Change in operating assets and liabilities: Increase in other receivables	(72)	(416)
Increase in deferred tax assets	(9,645)	(911)
Increase in trade and other payables	6,476	367
Increase in provision for income tax	671	533
Increase in deferred tax liabilities	6,892	1,618
Increase in employee benefits	2,026	66
Increase in other provisions	2,469	-
Decrease in operating deposits	-	90
Increase in prepayments and deposits	(4,604)	-

Net cash from operating activities	21,557	1,761

Note 30. Non-cash investing and financing activities
	Consolidated
	Year ended	Year ended
	30 June 2022	30 June 2021 (restated*)
	US$'000	US$'000

Convertible notes issued in lieu of interest/referral fees	-	(463)
Mining hardware finance additional fee	(1,424)	(2,426)
Mining hardware prepayments made directly by third party financier	(37,980)	(1,458)
Additions to right-of-use assets and lease liabilities	298	1,051

	(39,106)	(3,296)

*Prior period comparative information has been restated due to a voluntary change in the Group’s presentation currency from AUD to USD, refer to note 2 for further details.

Iris Energy Limited Notes to the consolidated financial statements 30 June 2022

Note 31. Share-based payments

The Group has entered into a number of share-based compensation arrangements. Details of these arrangements, which are considered as options for accounting purposes, are described below:
Employee Share Plan
The Group's Employee Share Plan is a loan-funded share scheme. These loan-funded shares generally vest subject to satisfying employment service periods (and in some cases, non-market-based performance milestones). The employment service periods are generally met in three equal tranches on the third, fourth and fifth anniversary of the grant date. Under this scheme, the Company issues a limited recourse loan (that has a maximum term of up to 9 years and 11 months) to employees for the sole purpose of acquiring shares in the Company. Upon disposal of any loan-funded shares by employees, the aggregate purchase price for the shares shall be applied by the Company to pay down the outstanding loan payable.
The recourse on the loan is limited to the lower of the initial amount of the loan granted to the employee and the proceeds from the sale of the underlying shares. Employees are entitled to exercise the voting and dividend rights attached to the shares from the date of allocation. If the employee leaves the Company within the vesting period, the shares may be bought back by the Company at the original issue price and the loan is repaid. Loan-funded shares have been treated as options as required under AASB 2 Share-based Payments. Vesting of instruments granted under the Employee Share Plan is dependent on specific service thresholds being met by the employee.

2021 Executive Director Liquidity and Price Target Options
On 20 January 2021, the Group's board approved the grant of 1,000,000 options each to entities controlled by Daniel Roberts and William Roberts (each an Executive Director) to acquire ordinary shares at an exercise price of $3.8647 (A$5.005) with an expiration date of 20 December 2025. All 'Executive Director Liquidity and Price Target Options' vested on completion of the IPO on 17 November 2021 in accordance with the following vesting thresholds:
•	If the IPO price or volume weighted average market price (‘VWAP’) of an ordinary share over any consecutive 20 trading day period is equal to or exceeds $5.41 (A$7.00): 300,000 options vest

•	If the IPO price or VWAP of an ordinary share over any consecutive 20 trading day period is equal to or exceeds $6.96 (A$9.00): 300,000 options vest

•	If the IPO price or VWAP of an ordinary share over any consecutive 20 trading day period is equal to or exceeds $8.50 (A$11.00): 400,000 options vest

The option holder is entitled to receive, in its capacity as a holder of the options, an income distribution per vested option equal to any dividend, distribution, capital return or buyback proceeds (collectively, ‘Distribution’) paid by the Company per ordinary share as if any vested options were exercised and ordinary shares issued to the option holder at the relevant time of such Distribution. The options are subject to customary adjustments to reflect any reorganization of the Company’s capital. As at 30 June 2022, none of the 2,000,000 outstanding vested 'Executive Director Liquidity and Price Target Options' have been exercised.
Employee Option Plan
The Board approved an Employee Option Plan on 28 July 2021. The terms of the Employee Option Plan are substantially similar to the Employee Share Plan, with the main difference being that the incentives are issued in the form of options and loans are not provided to participants. If the employee leaves the Company within the vesting period of the options granted, the Board retains the absolute discretion to cancel any unvested options held by the employee. Vesting of options granted under the Employee Option Plan is dependent on specific service thresholds being met by the employee.

Non-Executive Director Option Plan
The Board approved a Non-Executive Director Option Plan (‘NED Option Plan’) on 28 July 2021. The terms of the NED Option Plan are substantially similar to the Employee Option Plan. Vesting of instruments granted under the NED Option Plan is dependent on specific service thresholds being met by the Non-Executive Director. Where an option holder ceases to be a Director of the Company within the vesting period, the options granted to that Director will vest on a pro-rata basis of the associated service period. The Board retains the absolute discretion to cancel any remaining unvested options held by the option holder.
*Prior period comparative information has been restated due to a voluntary change in the Group’s presentation currency from AUD to USD, refer to note 2 for further details.

Iris Energy Limited Notes to the consolidated financial statements 30 June 2022

Note 31. Share-based payments (continued)

2021 Executive Director Long-term Target Options
On 18 August 2021, the Group's shareholders approved the grant of 2,400,000 long-term options each to entities controlled by Daniel Roberts and William Roberts to acquire ordinary shares at an exercise price of $75 per option (‘Long-term Target Options’). These options were granted on 14 September 2021, and have a contractual exercise period of 12 years.

The Long-term Target Options will vest in four tranches following listing of the Company, if the relevant ordinary share price is equal to or exceeds the corresponding vesting threshold and the relevant Executive Director has not voluntarily resigned as a Director of the Company. The vesting thresholds are detailed below:

•	If the VWAP of an ordinary share over the immediately preceding 20 trading days is equal to or exceeds $370: 600,000 Long-term Target Options will vest

•	If the VWAP of an ordinary share over the immediately preceding 20 trading days is equal to or exceeds $650: 600,000 Long-term Target Options will vest

•	If the VWAP of an ordinary share over the immediately preceding 20 trading days is equal to or exceeds $925: 600,000 Long-term Target Options will vest

•	If the VWAP of an ordinary share over the immediately preceding 20 trading days is equal to or exceeds $1,850: 600,000 Long-term Target Options will vest

The VWAP vesting thresholds may also be triggered by a sale or takeover of the Company based upon the price per ordinary share received in such transaction.

The option holder is entitled to receive in its capacity as a holder of the options, a distribution paid by the Company per ordinary share as if the vested options were exercised and ordinary shares issued to the option holder at the relevant time of such distribution.

The options are subject to customary adjustments to reflect any reorganization of the Company's capital, as well as adjustments to vesting thresholds including any future issuance of ordinary shares by the Company.

Reconciliation of outstanding share options

Set out below are summaries of options granted under all plans:
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
	30 June 2022	30 June 2022	30 June 2021	30 June 2021 (restated*)
Outstanding as at 1 July	4,143,415	$3.03	1,492,317	$1.53
Granted during the year	5,126,484	$71.19	2,693,944	$3.91
Forfeited during the year	(259,352)	$8.01	(42,846)	$4.57

Outstanding at the end of the financial year	9,010,547	$41.67	4,143,415	$3.03

Exercisable at the end of the financial year	3,351,327	$3.04	302,000	$2.01

As at 30 June 2022, the weighted average remaining contractual life of options outstanding is 8.69 years (30 June 2021: 6.8 years, 30 June 2020: 9.6 years).
*Prior period comparative information has been restated due to a voluntary change in the Group’s presentation currency from AUD to USD, refer to note 2 for further details.

Iris Energy Limited Notes to the consolidated financial statements 30 June 2022

Note 31. Share-based payments (continued)

Valuation methodology
The fair value of instruments issued under the Employee Share Plan, Employee Option Plan and NED Option Plan have been measured using a Black-Scholes-Merton valuation model. The fair value of the Executive Director Liquidity and Price Target Options and 2021 Executive Director Long-term Target Options have been measured using a Monte-Carlo simulation. Service and non-market performance conditions attached to the arrangements were not taken into account when measuring fair value.
The following table list the inputs used in measuring the fair value of arrangements granted during the years ended 30 June 2022, 30 June 2021 and 30 June 2020:

Grant date	Dividend yield	Expected volatility	Risk-free interest rate	Expected life (weighted average)	Grant date share price	Exercise price (weighted average)	Fair value (weighted average)	Number of options granted
	%	%	%	years	US$	US$	US$

Employee Share Plan
04 April 2020	-	46%	0.15%	2.28	1.53	1.53	0.39	1,492,317
31 July 2020	-	60%	0.15%	2.00	2.37	2.12	0.83	453,516
10 May 2021	-	90%	0.15%	2.71	7.68	7.64	4.46	240,428

Employee Option Plan
28 July 2021	-	90%	0.15%	7.00	34.73	8.76	31.05	89,541
20 October 2021	-	90%	0.15%	7.00	34.80	36.45	26.50	53,223
17 June 2022	-	122%	0.85%	7.00	3.74	36.45	2.71	7,750

Executive Director Options
20 January 2021	-	60%	0.15%	4.90	2.71	3.86	0.81	2,000,000

Long-term Target Options
14 September 2021	-	90%	1.28%	9.00	34.17	75.00	23.87	4,800,000

NED Option Plan
28 July 2021	-	90%	0.15%	6.58	34.73	8.76	30.80	161,707
21 October 2021	-	90%	0.15%	7.00	34.80	36.45	26.50	14,266

The share-based payment expense for the year was $13,896,000 (2021: $805,000, 2020: $179,000).
*Prior period comparative information has been restated due to a voluntary change in the Group’s presentation currency from AUD to USD, refer to note 2 for further details.

Iris Energy Limited Notes to the consolidated financial statements 30 June 2022

Note 32. Auditors’ remuneration

The following table sets forth the fees payable or paid to our respective independent audit firms during the years ended June 30, 2022 and 2021.

	Consolidated
	Year ended 30 June 2022	Year ended 30 June 2021 (restated*)
	US$’000	US$’000
Audit of the financial statements
PCAOB (US) Auditor – Armanino LLP	515	200
Local Statutory Auditor – Moore Australia	33	-

Assurance related fees
PCAOB (US) Auditor – Armanino LLP	126	50
Local Statutory Auditor – Moore Australia	-	-

Other services
PCAOB (US) Auditor – Armanino LLP	-	-
Local Statutory Auditor – Moore Australia	-	-

	674	250

Note 33. Parent entity disclosures

In accordance with the Corporations Act 2001, these consolidated financial statements present the results of the Group only. As at, and throughout, the financial year ended 30 June 2022 the ultimate parent entity of the Group was Iris Energy Limited (previously known as Iris Energy Pty Ltd until 7 October 2021).

Set out below is the supplementary information about the parent entity:

	Year ended 30 June 2022	Year ended 30 June 2021 (restated*)
Financial performance of parent entity	US$’000	US$’000
Profit/(loss) after income tax	(411,760)	(57,224)
Other comprehensive income/(loss)	(34,256)	1,254

Total comprehensive income/(loss) from parent entity	(446,016)	(55,970)

Financial position of parent entity at year end
Current assets	256,185	85,229
Total assets	472,449	130,913

Current liabilities	34,887	176,292
Total liabilities	35,113	177,112

Total equity of the parent entity comprising of: Issued capital	926,681	10,338
Foreign currency translation reserve (1)	(33,001)	1,254
Share-based payments reserve	14,200	992
Retained profits/(accumulated losses)	(470,543)	(58,783)

Total equity	437,336	(46,199)

(1) The functional currency of Iris Energy Limited is AUD. For the purposes of consistent presentation in the financial statements the parent entity is reported in USD. The foreign currency translation reserve balance arises on translation of AUD denominated equity balances at historical cost.
*Prior period comparative information has been restated due to a voluntary change in the Group’s presentation currency from AUD to USD, refer to note 2 for further details.

Iris Energy Limited Notes to the consolidated financial statements 30 June 2022

Note 34. Related party transactions

Parent entity
Iris Energy Limited is the ultimate parent entity.
Subsidiaries
Interests in subsidiaries are set out in note 28.
Key management personnel (‘KMP’)
Disclosures relating to key management personnel are set out in note 35.
Transactions with related parties
Other than those disclosed in note 35, there were no transactions with related parties during the current and previous financial year.
Receivable from and payable to related parties
There were no trade receivables from or trade payables to related parties at the current and previous reporting date.
Loans to/from related parties
There were no loans to or from related parties at the current and previous reporting date.

Note 35. Key management personnel disclosures

Details of Directors and key management personnel
The following persons were Directors of Iris Energy Limited at any time during the year, up to the date of this report:

Individual	Position	Date of Commencement	Date ceased to be KMP
David Bartholomew	Non-Executive Director	24 September 2021	-
Christopher Guzowski	Non-Executive Director	19 December 2019	-
Michael Alfred	Non-Executive Director	21 October 2021	-
Daniel Roberts	Executive Director and Co-CEO	6 November 2018	-
William Roberts	Executive Director and Co-CEO	6 November 2018	-
Paul Gordon	Non-Executive Director	19 December 2019	24 October 2021

The following persons were considered to be KMP of Iris Energy Limited at any time during the year:

Individual	Position	Date of Commencement	Date ceased to be KMP
Lindsay Ward	President	18 October 2021	-
David Shaw	Chief Operating Officer	22 October 2021	-
Belinda Nucifora	Chief Financial Officer	16 May 2022	-
Jason Conroy	Chief Executive Officer	10 May 2021	23 September 2021

Significant Transactions with key management personnel
On or around 18 August 2021, the shareholders of the Company approved the issue of one B Class share each (for consideration of A$1.00 per B Class share) to entities controlled by Daniel Roberts and William Roberts, respectively. The B Class shares were formally issued on 7 October 2021. Each B Class share confers on the holder fifteen votes for each ordinary share in the Company held by the holder. In addition, a B Class share confers a right for the holder to nominate a Director to put forward for election to the Board. Because of the increased voting power of the B Class shares, the holders of the B Class shares collectively could continue to control a significant percentage of the combined voting power of the Company's shares and therefore be able to control all matters submitted to the Company’s shareholders for approval until the redemption of the B Class shares by the Company on the earlier of (i) when the holder ceases to be a Director due to voluntary retirement; (ii) a transfer of B Class shares in breach of the Constitution; (iii) liquidation or winding up of the Company; or (iv) at any time which is 12 years after the Company’s ordinary shares are first listed on a recognized stock exchange. Aside from these governance rights, the B Class shares do not provide the holder with any economic rights (e.g., the B Class shares do not confer on its holder any right to receive dividends). The B Class shares are not transferable by the holder (except in limited circumstances to affiliates of the holder).
*Prior period comparative information has been restated due to a voluntary change in the Group’s presentation currency from AUD to USD, refer to note 2 for further details.

Iris Energy Limited Notes to the consolidated financial statements 30 June 2022

Note 35. Key management personnel disclosures (continued)

Deed of access, insurance and indemnity
The Group has entered into deeds of access, insurance and indemnity with each of its Directors and certain of its officers. These deeds provide the Directors and officers with contractual rights to indemnification and expense advancement and are governed by the laws of Victoria, Australia.

Compensation
The aggregate compensation made to Directors and other members of KMP of the Group is set out below:
	Consolidated
	Year ended 30 June 2022	Year ended 30 June 2021 (restated*)
	US$	US$

Short-term employee benefits	1,610,088	368,493
Post-employment benefits	81,550	32,328
Share-based payments	13,314,679	174,603

	15,006,317	575,424

The following table summarizes the movement in options outstanding issued to Directors and other members of KMP during the year ended 30 June 2022:
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
	30 June 2022	30 June 2022	30 June 2021	30 June 2021 (restated*)

Outstanding as at 1 July	2,136,171	$4.10	-	-
Granted during the year	5,014,834	$72.46	2,136,171	$4.10
Forfeited during the year	(177,489)	$7.90	-	-

Outstanding at the end of the financial year	6,973,516	$53.16	2,136,171	$4.10

Exercisable at the end of the financial year	2,035,278	$3.95	-	-

*Prior period comparative information has been restated due to a voluntary change in the Group’s presentation currency from AUD to USD, refer to note 2 for further details.

Iris Energy Limited Notes to the consolidated financial statements 30 June 2022

Note 36. Events after the reporting period

Advanced delivery of Mining Hardware
As at 30 June 2022, the Group held $158,184,000 in prepayments made to Bitmain for future mining hardware deliveries. Since the end of the financial year, the Group made all final scheduled payments to utilize $30,127,000 of this balance, which is expected to increase the Group’s operating capacity to 4.3 EH/s.
On 1 August 2022, the Group announced it had reached an agreement with Bitmain to ship an additional 1.7 EH/s of mining hardware. This shipment is expected to increase the Group’s operating capacity to 6.0 EH/s. The agreement utilizes $46,006,000(1) of the $158,184,000 mining hardware prepayments held by the Group as at 30 June 2022, along with $5,900,000 of cash on hand. This additional 1.7 EH/s is now fully paid for by the Group (excluding shipping and taxes).

Utilization of the remaining $82,051,000(2) of prepayments, and the timing and volume of any additional future mining hardware deliveries (i.e., beyond the 6.0 EH/s outlined above) continue to be subject to ongoing discussions with Bitmain.
No other matter or circumstance has arisen since 30 June 2022 that has significantly affected, or may significantly affect the Group's operations, the results of those operations, or the Group's state of affairs in future financial years.
(1) The cash payment made by the Canadian subsidiary of the Group was $46,670,0000. The retranslated balance of the prepayment as at 30 June 2022 is $46,006,000.
(2) The cash payment made by the Canadian subsidiary of the Group was $83,340,000. The retranslated balance of the prepayment as at 30 June 2022 is $82,051,000.
*Prior period comparative information has been restated due to a voluntary change in the Group’s presentation currency from AUD to USD, refer to note 2 for further details.

Iris Energy Limited Directors' declaration 30 June 2022

In the Directors' opinion:

a)	the attached consolidated financial statements and notes are in accordance with the Corporations Act 2001 including:

i.	complying with the Australian Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

ii.	giving a true and fair view of the Group's financial position as at 30 June 2022 and of their performance for the financial year ended on that date;

b)	there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

The Directors draw attention to Note 2 to the consolidated financial statements, which includes a statement of compliance with International Financial Reporting Standards.

Signed in accordance with a resolution of Directors made pursuant to section 295(5)(a) of the Corporations Act 2001.
On behalf of the Directors
/s/ Dabid Bartholomew	/s/ Daniel Roberts
David Bartholomew	Daniel Roberts
Chair	Director

15 September 2022	15 September 2022

Moore Australia Audit NSW Level 14, 9 Castlereagh Street Sydney NSW 2000 T +61 2 8377 9000 www.moore-australia.com.au

AUDITOR'S INDEPENDENCE DECLARATION TO THE DIRECTORS OF IRIS ENERGY LIMITED

As lead auditor for the audit of Iris Energy Limited for the year ended 30 June 2022, I declare that, to the best of my knowledge and belief, there have been:

a)	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

b)	no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Iris Energy Limited and the entities it controlled during the financial year.

Name of Firm:	Moore Australia Audit NSW

Name of Partner:	Charles Oosthuizen

Date:	15 September 2022

Address:	Level 14, 9 Castlereagh Street, Sydney NSW 2000

Liability limited by a scheme approved under Professional Standards Legislation.
Moore Australia Audit NSW trading as agent - ABN 35 234 663 278. An independent member of Moore Global Network Limited - members in principal cities throughout the world. The Moore Australia firm is not a partner or agent of any other Moore Global Network Limited member firm.

Moore Australia Audit NSW Level 14, 9 Castlereagh Street Sydney NSW 2000 T +61 2 8377 9000 www.moore-australia.com.au

INDEPENDENT AUDITOR'S REPORT TO THE MEMBERS OF IRIS ENERGY LIMITED

Report on the Audit of the Financial Report

Opinion

We have audited the financial report of Iris Energy Limited and its subsidiaries (collectively the Group), which comprises the consolidated statement of financial position as at 30 June 2022, the consolidated statement of profit or loss and other comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended, and notes to the financial statements, including a summary of significant accounting policies, and the directors’ declaration.

In our opinion, the accompanying financial report of the Group is in accordance with the Corporations Act 2001, including:

a)	giving a true and fair view of the consolidated financial position of the Group as at 30 June 2022, and of its consolidated financial performance for the year then ended; and

b)	complying with the Australian Accounting Standards and the Corporations Regulations 2001.

Basis for opinion

We conducted our audit in accordance with Australian Auditing Standards. Our responsibilities under those standards are further described in the 'Auditor’s responsibilities for the Audit of the Financial Report’ section of our report. We are independent of the Group in accordance with the auditor independence requirements of the Corporations Act 2001 and the ethical requirements of the Accounting Professional and Ethical Standard Board’s APES 110 Code of Ethics for Professional Accountants (including Independence Standards) (the Code) that are relevant to our audit of the financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code.

We confirm that the independence declaration required by the Corporations Act 2001, which has been given to the directors, would be in the same terms if given to the directors as at the time of this auditor’s report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Material Uncertainty related to Going Concern
The consolidated financial statements have been prepared assuming that the Group will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, significant uncertainties exist about the Group’s ability to generate positive free cash flow and raise sufficient capital to fund outstanding purchase commitments. These conditions raise substantial doubt about the Group’s ability to continue as a going concern. Management's plans in relation to these matters are also described in Note 2. Our opinion is not modified in respect of this matter.

Other Information

The directors are responsible for the other information. The other information comprises the information included in the Group’s financial report for the year ended 30 June 2022, but does not include the financial report and our auditor’s report thereon.

Our opinion on the financial report does not cover the other information and accordingly we do not express any form of assurance conclusion thereon.
Liability limited by a scheme approved under Professional Standards Legislation.
Moore Australia Audit NSW trading as agent - ABN 35 234 663 278. An independent member of Moore Global Network Limited - members in principal cities throughout the world. The Moore Australia firm is not a partner or agent of any other Moore Global Network Limited member firm.

Moore Australia Audit NSW Level 14, 9 Castlereagh Street Sydney NSW 2000 T +61 2 8377 9000 www.moore-australia.com.au

In connection with our audit of the financial report, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial report or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of the Directors for the Financial Report

The directors of Iris Energy Limited are responsible for the preparation of the financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as they determine is necessary to enable the preparation of the financial report that gives a true and fair view and is free from material misstatement, whether due to fraud or error.

In preparing the financial report, the directors are responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

Auditor’s Responsibilities for the Audit of the Financial Report

Our objectives are to obtain reasonable assurance about whether the financial report as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Australian Auditing Standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of this financial report.

A further description of our responsibilities for the audit of the financial report is located at the Auditing and Assurance Standards Board website at: https://www.auasb.gov.au/auditors_responsibilities/ar3.pdf. This description forms part of our auditor's report.

Name of Firm:	Moore Australia Audit NSW

Name of Partner:	Charles Oosthuizen

Date:	15 September 2022

Address:	Level 14, 9 Castlereagh Street, Sydney NSW 2000

Liability limited by a scheme approved under Professional Standards Legislation.
Moore Australia Audit NSW trading as agent - ABN 35 234 663 278. An independent member of Moore Global Network Limited - members in principal cities throughout the world. The Moore Australia firm is not a partner or agent of any other Moore Global Network Limited member firm.